       As filed with the U.S. Securities and Exchange Commission on May 12, 1998


                                            Registration Statement No. 333-43437
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 2

                                       to
                                    FORM SB-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                 (Name of Small Business Issuer in Its Charter)


              SOUTH CAROLINA                                7373                                  57-0910139
        (State or Jurisdiction of               (Primary Standard Industrial         (I.R.S. Employer Identification No.)
      Incorporation or Organization)             Classification Code Number)

                            SUITE 128, 115 ATRIUM WAY
                         COLUMBIA, SOUTH CAROLINA 29223
                             (803) 736-5595 (PHONE)
                              (803) 736-5639 (FAX)
          (Address and Telephone Number of Principal Executive Offices)

                                HARRY P. LANGLEY
            PRESIDENT, INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                            SUITE 128, 115 ATRIUM WAY
                         COLUMBIA, SOUTH CAROLINA 29223
                             (803) 736-5595 (PHONE)
                              (803) 736-5639 (FAX)
            (Name, Address and Telephone Number of Agent For Service)

                                    Copy to:
                               WILLIAM S. MCMASTER
                       NEXSEN PRUET JACOBS & POLLARD, LLP
                                1441 MAIN STREET
                                P. O. DRAWER 2426
                               COLUMBIA, SC 29201
                             (803) 253-8217 (PHONE)
                              (803) 253-8277 (FAX)

===============================================================================
    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.__________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _________________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. _________________

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    Disclosure alternative used(check one): Alternative 1    Alternative 2  X
                                                         ----              ----

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                     Subject to Completion Dated May 12, 1998



                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.


                                 400,000 SHARES

                                  COMMON STOCK


         This Offering Circular relates to up to 400,000 shares of common stock, no par value (the "Common Stock") which will be issued by Integrated Business Systems and Services, Inc. (the "Company") in connection with the exercise of non-transferable share purchase warrants (the "Warrants") previously issued by the Company.

         The Common Stock is traded on the Vancouver Stock Exchange (the "VSE") under the Symbol "IBS." On May 11, 1998, the last sale price of the Common Stock as reported on the VSE was $4.15 (Cdn.)
per share.



         THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                            OFFERING INFORMATION (1)

                                                                                                          Proceeds to
                                                                                       Price               Company(2)
------------------------------------------------------------------------- ------------------ ------------------------
Per Share................................................................      $         .69             $        .69
Total....................................................................      $     276,000             $    276,000
------------------------------------------------------------------------- ------------------ ------------------------

(1) The purchase price per share of Common Stock under the Warrants is $1.00 (Cdn.) until November 28, 1998, and $1.15 (Cdn.) until November 28, 1999. The amount stated in the table assumes the Warrants are exercised before November 28, 1998, and is based on the May 5, 1998 exchange rate between the Canadian dollar and the US dollar of C$1.44 = US$1.00.

(2) Before deducting estimated expenses of approximately $75,000 payable by the Company.

                   The date of this Prospectus is May 12, 1998.

                                     PART I

                  NARRATIVE INFORMATION REQUIRED IN PROSPECTUS

ITEM 1.  INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS

         See front and back cover pages of this Prospectus.

ITEM 2.  SIGNIFICANT PARTIES

         (a)       The Company's directors:

         Name                                        Business Address                 Home Address
 ------------------                              ------------------------         -------------------
Harry P. Langley                                 Suite 128, 115 Atrium Way         6628 Christie Road
President, Treasurer, Chief Executive            Columbia, SC  29223               Columbia, SC 29209
Officer, Chief Financial Officer and
Chairman of the Board

George E. Mendenhall                             Suite 128, 115 Atrium Way         Rt. 1, Box 300E
Executive Vice President, Vice President         Columbia, SC  29223               Ridgeway, SC 29130
of Application Development and director

Stuart E. Massey                                 Suite 128, 115 Atrium Way         515-C Maple Street
Vice President, Secretary and director           Columbia, SC 29223                Columbia, SC 29205


         (b)      The Company's officers: See response to Item 2(a) above.

         (c)      The Company's general partners:  None.

         (d) Record owners of 5 percent or more of any class of the Company's equity securities (common stock): See response to
                  Item 2(a) above.
         (e) Beneficial owners of 5 percent or more of any class of the Company's equity securities (common stock):

       Name                                Business Address                     Home Address
    ----------                        -------------------------              ------------------
Harry P. Langley                      Suite 128, 115 Atrium Way              6628 Christie Road
                                      Columbia, SC 29223                     Columbia, SC 29209

George E. Mendenhall                  Suite 128, 115 Atrium Way              Rt. 1, Box 300E
                                      Columbia, SC 29223                     Ridgeway, SC 29130

Stuart E. Massey                      Suite 128, 115 Atrium Way              515-C Maple Street
                                      Columbia, SC 29223                     Columbia, SC 29205

Wolverton Securities Ltd.*            17th Floor, 777 Dunsmuir Street        N/A
                                      Vancouver, British Columbia
                                      V7Y1J5

         * - The following individuals are the principals of Wolverton Securities Ltd.:

           Brent N. Wolverton, President and director
           Ellen Paterson, Secretary, Treasurer, Chief Financial Officer
              and director
           Mark F. Wolverton, Senior Vice President of Trading and director Larry McFadden, Senior Vice President of Sales and director

         See also the information set forth under the heading "Principal Shareholders" and the discussion of certain agreements between the Company and Wolverton Securities Ltd. under the heading "Agreements With Wolverton" appearing elsewhere in this Prospectus.

         (f)      Promoters of the Company: See response to Item 2(a) above.

         (g) Affiliates of the Company: See Items 2(a), (b), (d) and (f) above.

         (h)      Counsel to the Company with respect to the proposed offering:
                  Nexsen Pruet Jacobs & Pollard, LLP, 1441 Main Street, Suite 1500, P. O. Drawer 2426, Columbia, South Carolina 29201

         (i)      Each underwriter with respect to the proposed offering:
                  Not applicable.

         (j)      The underwriter's directors: Not applicable.

         (k)      The underwriter's officers: Not applicable.

         (l)      The underwriter's general partners: Not applicable.

         (m)      Counsel to the underwriter: Not applicable.

ITEM 3.   RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

       No expert named in this prospectus was paid on a contingent basis or had a material interest in the Company or any of its subsidiaries or was connected with the Company or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 4.   LEGAL PROCEEDINGS

       Not applicable.

ITEM 5.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       Not applicable.

ITEM 6. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

       The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

         (a) any breach of the director's duty of loyalty to the Company or its shareholders;

         (b) acts or omissions not in good faith or which involve gross negligence intentional misconduct or a knowing violation of law;
         (c) any unlawful distribution as set forth in the Code of Laws of South Carolina; or
         (d) any transaction from which the director derived an improper personal benefit.

         These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief are not eliminated.

         The Company's By-laws provide for indemnification of the Company's directors to the fullest extent permitted by law. The Company's Bylaws also permit the Company, through action of the Board of Directors, to indemnify the Company's officers or employees to the fullest extent permitted by law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the maximum number of shares being offered is sold at a price of $1.00 (Cdn.) per share.

THE COMPANY

         The Company is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction processing businesses in the United States. The Company's principal business areas are: (1) installing, licensing and servicing software developed by the Company that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using the Company's software known as Synapse, which manages on-line computer transactions; (2) providing systems integration services to manufacturing companies; and (3) developing and marketing Synapse as part of its FIS System applications. The Company's FIS System is still under development. In addition, the Company continues to develop user and administrative manuals for Synapse.

         The Company was incorporated in South Carolina in 1990, and its principal office is located at Suite 128, 115 Atrium Way, Columbia, South Carolina 29223, and its telephone number is (803) 736-5595.

THE OFFERING


         The offering to which this Prospectus relates (the "Offering") consists of 400,000 shares of Common Stock to be issued upon the exercise of the Warrants. The Company intends to use any proceeds from the Offering for general working capital.


RISK FACTORS

         The securities offered hereby are speculative, involve a high degree of risk and immediate and substantial dilution, and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."


                                  RISK FACTORS

         The securities offered hereby are speculative and involve a high and substantial degree of risk, including, but not necessarily limited to, the risk factors described below. Prior to making an investment decision, a prospective investor should carefully consider the risk factors listed below, together with the other factors and financial data included herein, in relation to his or her financial circumstances and the possible loss of his or her entire investment.

         DEVELOPMENT RISKS. Investment in the shares may be considered to be speculative due to the nature of the business in which the Company is engaged, the limited extent of the Company's assets and the Company's stage of development. The Company has only a limited operating history and is subject to the risks associated with start-up companies, including start-up losses, liquidity problems, uncertainty of revenues, markets, profitability and the need for additional funding. The Company incurred net losses of approximately US$745,700 and US$253,000 for the years ended December 31, 1997 and 1996, respectively, and has incurred losses in previous years that have adversely affected the Company's liquidity. The Company's financial viability depends on the Company achieving a significant increase in sales revenue and the development of the FIS System Version 2.0 which is not yet complete. The

Company's shareholders' equity as of December 31, 1997 was US$91,953 and its working capital deficit was US$156,566.

         FUTURE FINANCINGS. To the extent the Company's expectations regarding its second quarter 1998 sales cycles are not realized, the Company will require additional financing to implement its strategies and achieve its objectives. The Company may seek such additional financing through private financings, debt or equity offerings or collaborative arrangements with others.


         On April 22, 1998, the Company executed a letter of intent with Crescent Capital Advisors, Inc. in contemplation of a proposed private placement of five-year convertible notes in the aggregate principal amount of up to US$500,000 and two-year stock purchase warrants entitling the holders to purchase approximately 1.08 shares of Common Stock for each $1.00 outstanding principal amount (up to an aggregate of 541,667 shares of common stock). The closing of the proposed private placement is subject to a number of conditions, and there can be no assurance that such conditions will be satisfied or that such private placement will otherwise take place. For a more detailed description of this proposed transaction, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Proposed Private Placement."

         One of the Company's debt agreements restricts the Company from raising additional capital through either debt or equity arrangements without the prior written consent of the lender, which consent may be withheld in the sole discretion of the lender. See Note 7 to the Company's audited financial statements appearing elsewhere in this Prospectus. The Company has sought the consent of such lender to the proposed private placement discussed above, but there can be no assurance that the Company will be able to obtain such lender's consent for such private placement, or at any other time or times deemed necessary by the Company. If adequate funds are not available when required or on acceptable terms, the Company may be required to delay, scale back or eliminate its product development activities and sales and marketing efforts. If this becomes necessary, it could materially adversely affect the Company's business, results of operations and prospects. Any equity offering will result in dilution to the ownership interests of shareholders and may result in dilution to the value of such interests.


         COMPETITION. The Company operates in the competitive computer technology environment. Many of the Company's competitors are more established, benefit from greater market recognition and have substantially greater technical, financial and marketing resources. There can be no assurance that existing or future competitors will not develop products that are superior to the Company's or that will achieve greater market acceptance. The Company's future success will depend in large part upon its ability to attract new clients, license additional products and deliver product enhancements and services to existing clients. There can be no assurance that the Company will be able to develop and maintain the financial, technical, distribution and support capabilities to do this.

         The Company and its products are not well known in the marketplace and the Company faces intense competition from a variety of competitors, most of which have significantly greater resources and market acceptance. Because the Company has from inception primarily focused on product development, it has little experience in marketing and selling its products. It recently began assembling a sales and marketing team, establishing a sales and marketing strategy and implementing that strategy. There can be no assurance that the Company will be successful in marketing and selling its products nor that is products will achieve market acceptance. Even if they do achieve market acceptance, there can be no assurance that the Company's products can be sold at prices that are sufficient to enable the Company to sustain and expand its operations.

         TECHNOLOGY RISK. The Company's ability to compete effectively and meet its clients' needs are dependent upon its continuing significant investment in software development. The Company has invested significantly in technology and anticipates that it will be necessary to continue to do so. Moreover, the technologies upon which the Company depends are evolving rapidly and require the Company to anticipate and adapt to technological shifts. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis.

         Future technological advances in the continually changing computer technology industry may result in the availability of new products and services that could compete with the products and services currently provided by the Company. Moreover, decreases in the cost of existing products or services could enable the Company's current or potential clients to fulfill their own needs for process management systems and services or integrated on-line data collection products and services in a more cost efficient manner than through the purchase of the Company's products and services. There can be no assurance that the Company will not be adversely affected in the event of such technological change, or that changes in technology will not enable additional companies to offer services that could replace some or all of the products and services presently offered by the Company.

         DEPENDENCE ON KEY CLIENTS. In 1997 and 1996, one client accounted for approximately 29% and 22%, respectively, of the Company's total revenues. It is expected that revenues from this client will substantially decrease following the completion of its project, which is expected to occur by the end of the third quarter of 1998. In 1996, three other clients together accounted for approximately 31% of the Company's revenues. In 1997, these four existing clients and a new client for 1997 accounted for a total of approximately 28%, 13%, 11%, 4%, and 11% respectively, of the Company's total revenues.

         The loss of any one of these clients or the diminution in work from these clients (which is likely due to certain projects nearing completion) could have a material adverse effect on the Company to the extent that this business cannot be replaced with new business.

         DEPENDENCE ON KEY PERSONNEL. The Company's success will depend to a significant extent upon the skills of certain key personnel. The Company has a small core management and development team and the unexpected loss of any of these individuals would have a serious impact on the business. While the Company maintains "key man" insurance in the amount of $2 million on the lives of each of Harry P. Langley, President and Chief Executive Officer, George E. Mendenhall, Executive Vice President, and Stuart E. Massey, Vice President, recovery under such insurance may not be adequate to compensate the Company for the full impact on the Company resulting from the death of any one or more such officers. In addition, the Company's failure to attract additional qualified employees or to retain the services of key personnel could adversely affect the Company's business.

         DEPENDENCE ON RESELLER AGREEMENTS. The Company is a party to reseller agreements with Oracle Corporation ("Oracle"), Intermec Corporation ("Intermec") and Connectware Solutions Inc. ("Connectware"). These reseller agreements primarily impact the Company's systems integration business, a substantial amount of which involves integrating Intermec data collection equipment with Oracle manufacturing software using a suite of data collection connectivity software tools developed by Connectware. In delivering a comprehensive systems integration package for its clients, the Company finds it beneficial to be able to aggregate and serve as a reseller of the products of these three vendors. Revenues from the resale of products under these reseller agreements aggregated approximately $518,300 in 1997 (approximately 28% of the Company's gross revenues). The Intermec and Oracle agreements have indefinite terms, and the Connectware agreement automatically renews for successive one-year periods, absent notice to terminate by either party three months in advance of the expiration of the current term. Intermec can terminate its agreement upon 30 days' advance notice, and each of Oracle and Connectware can terminate its agreement upon failure of the Company to cure any breach of the agreement. The termination of any of these agreements could have a material adverse effect on the Company. For a further discussion of the terms and termination provisions of these agreements, refer to "Business - Products and Services - Integration Business Unit - Products and Services".

         BUSINESS EXPANSION -- DEMANDS ON MANAGEMENT. The Company's success will depend in part upon a number of managerial personnel, technical employees and sales personnel, some of which are not yet hired or known. The Company's operations to date have been somewhat limited due to extensive product development. The Company's management team, accordingly, has not had substantial experience in managing broader operations. Increased marketing activities will place additional demands upon management, and it is expected that these demands will intensify as the Company grows. The effective management of growth will require the hiring of additional management personnel skilled in sales, operations and cost control. The competition for such personnel is intense. The inability to attract, integrate and retain additional management personnel, to address additional management needs or to manage growth effectively could have a material adverse effect on the Company's business, results of operations and prospects.

         INTELLECTUAL PROPERTY RIGHTS. The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and the complex nature of the technologies to protect its intellectual property. While the Company believes that its products and technologies are adequately protected against infringement, there can be no assurance of effective protection. The Company's clients, for example, may disclose confidential information relating to the Company's technology, which may have a material adverse effect on the Company's financial position. Monitoring and identifying unauthorized use of the Company's technology may prove difficult, and the prohibitive cost of litigation may impair the Company's ability to prosecute any infringement. In addition, the Company may become liable to its clients for any breach of a third party's intellectual property rights.

         The commercial success of the Company may also depend upon its products not infringing any intellectual property rights of others and upon no claims for infringement being made against the Company. The Company is currently in the process of conducting various patent searches to determine whether or not it may be infringing the patent or trademark rights of a third party. The Company believes that it is not infringing any intellectual property rights of third parties, but there can be no assurance that such infringement will not occur. An infringement claim against the Company by a third party, even if it were eventually found to be invalid, could have a material adverse effect on the Company because of the cost of defending such a claim.

         Further, insofar as the Company relies on trade secrets and unpatented know-how to establish and maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. Presently, the Company does not have any patent protection for its technology in Canada or the US nor has it registered any copyrights.

         LENGTH OF SALES CYCLE. Certain of the Company's products and services are often used as part of a client's larger business process re-engineering initiative. As a result, the purchase and implementation of the Company's products generally involves a significant commitment of management attention and resources by prospective clients. Accordingly, the Company's sales process is often subject to delays associated with a long approval process.

         For these and other reasons, the sales cycle for the Company's products is often lengthy and subject to a number of significant delays over which the Company has little or no control. Such delays may result in significant fluctuations on the Company's quarterly financial results. Certain of the Company's products and services are capable of having a pervasive effect on the information systems of an enterprise. Products that are capable of having such an effect are typically purchased from large organizations that have a lengthy track record in the marketplace. Purchasers of such products are typically reluctant to purchase from a small firm such as the Company out of concern for the long-term viability of the firm.

         RELIANCE ON MANAGEMENT. While shareholders of the Company have voting rights, they will not be able to take a direct role in the management of the Company. The success of the Company is contingent on the judgment and expertise of the directors and officers of the Company. Persons who are not willing to rely on the expertise of the directors and officers of the Company should not purchase shares.

         FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of the Company's intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

         ENFORCEMENT OF CIVIL CLAIMS. The Company was incorporated under the laws of South Carolina in the US. All of the Company's directors and officers reside, and all of its assets are located, outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of the Company. It may also not be possible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of British Columbia against the Company or its directors and officers.

         PRODUCT LIABILITY RISKS. The Company's license agreements with its clients typically contain provisions designed to limit the Company's exposure to potential product liability claims. There can be no assurance that such provisions will protect the Company from such claims in the markets in which it sells its products. The Company does not maintain product liability insurance. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, results of operations and prospects.

         PREFERRED SHARES AND CHANGE OF CONTROL. The Company currently has no issued and outstanding preferred shares and has no plans to issue any preferred shares. The issuance of preferred shares could materially adversely affect the rights of holders of common shares and, therefore, could reduce the value of the common shares. In addition, specific rights granted to future holders of preferred shares could be used to restrict the Company's ability to merge with, or sell its assets to, a third party. In addition, certain other provisions of the Company's Articles, By-laws and the South Carolina Business Corporation Act will likely have the effect of deterring or preventing a change in control of the Company.

         ESCROWED SHARES. Local Policy Statement 3-07 of the British Columbia Securities Commission requires that 3,600,000 of the Company's outstanding common shares that are owned by the Company's three principals be held in escrow as performance shares pursuant to the terms of an Escrow Agreement. The performance shares may be released from escrow on a pro-rata basis, based upon the Company's cumulative cash flow, as evidenced by the Company's annual audited financial statements. "Cash flow" is defined to mean net income or loss before tax, adjusted for certain add-backs. For each $0.91 of cumulative cash flow generated from the Company's operations, one performance share may be released from escrow.

         The Company expects that the release of these escrowed shares will be deemed compensatory and, accordingly, will result in a substantial non-cash charge to reportable earnings equal to the fair market value of the shares on the date of release. Such charge could substantially increase the Company's loss or reduce or eliminate net income, if any, for financial reporting purposes for the periods during which such shares are, or likely will be, released from escrow. Accordingly, such charge may reduce the market price of the Company's shares.

         GOVERNMENT REGULATION/MARKET ENVIRONMENT. Changes in government regulation could materially adversely affect the Company's ability to carry on business. In addition, due to the current focus of the Company's business within the manufacturing and hosiery industries, changes in the regulatory or market environments in these industries could have a material adverse impact on demand for the Company's products and services.

         TAXES. Until April 18, 1997, the Company's shareholders had elected for the Company to have the income tax treatment provided by Subchapter S of the United States Internal Revenue Code. Pursuant to Subchapter S, the Company's income passed through to the individual shareholders and the Company itself was not required to pay any federal or state income taxes. Accordingly, the Company's financial statements do not reflect the effect that the payment of federal and state income taxes would have had on the Company. The Company is now subject to federal and state income taxation.

         ARBITRARY OFFERING PRICE. The price for which the Company's shares are being offered in the Offering was determined arbitrarily and may not be indicative of fair market value. The Offering price may bear no relationship to the Company's assets, book value, operating results, net worth or other recognized criteria of value.

         DILUTION. The net tangible book value of the Company's shares immediately after the completion of the Offering will be less than the Offering price. As a result, purchasers will experience an immediate and substantial dilution in the net tangible book value per share of the shares purchased.


         DISCLOSURE RELATING TO LOW-PRICED STOCKS. As long as the trading price of the Common Stock is less than US$5.00 per share, trading in the Common Stock in the US secondary market is subject to certain rules promulgated under the Securities Exchange Act of 1934, which rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-Nasdaq equity security that has a market price of less than US$5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of stockholders to sell the Common Stock in the US secondary market.


         POTENTIAL "YEAR 2000" PROBLEMS. It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's vendors, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate or output dates in the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company has conducted a review of its business systems, including its computer systems, and is querying its vendors as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the year 2000 approaches and is reached. However, there can be no assurance that the Company will identify all such Year 2000 problems in its computer systems or those of its vendors or resellers in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition and results of operations.

                                 USE OF PROCEEDS


         Assuming the maximum number of shares being offered hereby are sold at $1.00 (Cdn.), the gross proceeds to the Company would be approximately US$276,000. After deducting the estimated expenses of the Offering in the amount of US$75,000, the net proceeds to the Company from the sale of the 500,000 shares of Common Stock in this Offering are estimated to be approximately US$201,000.


         None of the proceeds from this Offering have been allocated for particular purposes, but rather the Company intends to use the proceeds for general working capital purposes. While the Board of Directors of the Company will have complete discretion with respect to the application of the proceeds, the Company anticipates that in applying the proceeds toward working capital purposes, the proceeds will first be applied to the payment of marketing and sales expenses with the balance applied to the payment of trade payables.

                                    DILUTION

         The net tangible book deficiency of the Company as of December 31, 1997 was US$115,689 or US$0.014 per share of Common Stock. "Net tangible book value (deficiency) per share" represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the number of outstanding shares of Common Stock.


         Without taking into account any changes in such net book value (deficiency) after December 31, 1997, other than to give effect to the Company's receipt of US$276,000 pursuant to the issuance of 400,000 shares of Common Stock at $1.00 (Cdn.) per share in the Offering, the pro forma net tangible book value of the Company as of December 31,1997 would have been US$160,311 or US$0.019 per share. This represents an immediate increase in the net tangible book value of US$0.033 per share to existing shareholders and an immediate dilution of US$0.671 per share to the new investors. The following table illustrates this per share dilution:

Offering price per share................................................................................ US$  0.69
      Net tangible book value (deficiency) per share at December 31, 1997 ..................(0.014)
      Increase in net tangible book value per share attributable to the Offering.............0.033
Pro forma net tangible book value per share after the Offering ..............................................0.019
Dilution to new investors per share........................................................................$ 0.671
Percentage of dilution relative to the Offering price........................................................ 97.3%


                                 DIVIDEND POLICY

         The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. As a result, the Directors of the Company expect that, for the foreseeable future, the Company will not declare or pay any dividends on any of its shares. In addition, the Company's loan agreement dated February 7, 1996 with Carolina Capital Investment Corporation ("CCIC") restricts the payment of dividends by the Company without the prior written consent of CCIC, which consent may be withheld in the sole discretion of CCIC. The final payment under the CCIC loan is schedule to occur in February 2001.

                                    BUSINESS
GENERAL

         The Company is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction processing businesses in the US. The Company's principal business areas include:

         - installing, licensing and servicing software developed by the Company that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using the Company's software tool known as Synapse, which manages on-line computer transactions

         - providing systems integration products and services to manufacturing companies

         - developing and marketing Synapse as part of the Company's FIS System applications

         The FIS System provides on-line process management for manufacturing shop floors. The FIS System is designed to shorten the process time on order, manufacturing and shipping functions (in some cases from days to hours) and to provide management with the ability to forecast production needs minutes after receiving an order. The Company's systems integration projects include the provision of products and services to help integrate clients' on-line shop floor data collection equipment (e.g., bar coding equipment) with the clients' manufacturing software (e.g., inventory tracking software), which typically do not communicate without integration. Synapse is a software tool that is used to develop on-line transaction processing applications.

         The Company was incorporated in 1990 to develop and license shop floor computer systems solutions for manufacturing clients. The Company's integration business complimented this objective and has served as a source of revenue for the Company while it has developed the FIS System and Synapse. During the fiscal years ended December 31, 1995, 1996 and 1997, the Company had research and development costs of US$292,850, US$362,983, and US$ 332,139, respectively. During the next twelve months, the Company intends to pursue the following business objectives: (i) to complete the research and development of Version 2.0 of the FIS System; (ii) to expand marketing of the FIS System; and (iii) to expand marketing of systems integration products and services.

PRODUCTS AND SERVICES

INTRODUCTION

         The Company has three business units: (1) the FIS System; (2) Integration; and (3) Synapse. The following table lists the approximate percentage of total revenue derived from product and service sales within each of these business units for fiscal years 1994 through 1997.


                                                PERCENTAGE OF TOTAL REVENUE
    BUSINESS UNIT                                        (US Dollars)
                             1994                 1995                  1996                  1997
                         ($1,212,754)         ($2,202,869)          ($2,357,939)          ($1,821,816)
                         ------------         ------------          ------------          ------------
FIS System                    53%                  23%                   54%                   49%

Integration                   39%                  56%                   45%                   51%

Synapse                        8%                  21%                    1%                  -0-%

         The Company's products and services and the nature of the market and competition within each business unit are described below.

FIS SYSTEM BUSINESS UNIT

         PRODUCTS AND SERVICES

         The FIS System business unit includes the design, development, installation and servicing of the FIS System. The FIS System provides on-line process management for manufacturing shop floors. The FIS System utilizes Synapse, the Company's on-line transaction processing configuration software tool which runs on the Unix operating system (refer to "Synapse Business Unit" below), to provide maximum configurability, maintainability and efficiency for clients' systems.

         The FIS System is designed to shorten the process time on order, manufacturing and shipping functions (in some cases from days to hours) and to provide management with the ability to forecast production needs minutes after receiving an order.

         The FIS System is based on a "bill of operations" concept and can be configured specifically to provide shop floor management for a particular manufacturing facility, in many cases without requiring the client to modify its manufacturing shop floor methodologies or procedures. As a result, most clients are likely to achieve a return on their computer technology investment more quickly than by using other manufacturing scheduling systems. Many other manufacturing scheduling software applications are based on a less adaptable "bill of materials" concept. A bill of materials consists of a list of materials and assembly instructions to manufacture a given product. A bill of operations, in contrast, includes the operations (or procedures) to be performed, their sequence, the various work centers involved, the standards for setup and run as well as information on other manufacturing matters such as tooling, operator skill levels, inspection operations and testing requirements.

         As part of its FIS System projects, the Company provides clients with system customization and integration services as well as necessary computer hardware and software. The Company has installed Version 1.0 of the FIS System, which tracks inventory, work in process and finished goods, for two manufacturers in the knitted hosiery industry and one manufacturer in the plastic injection molding industry.

         Version 2.0 of the FIS System, which is currently under development, is designed to enable users to perform the following tasks on-line:

         -        enter and track client orders
         -        manage work-in-process and finished goods inventory
         -        schedule and report production of orders
         - manage shipping and all labor and materials associated with particular orders

         Version 2.0 will be comprised of the following core groups of modules:

         - ORDER MANAGEMENT - includes, for example, electronic data interchange ("EDI"), manual order processing and invoicing, managing credit and debit memos, royalty and commission tracking and interfacing to various client modules (e.g., shipping, scheduling and other vendor accounting systems)

         - INVENTORY MANAGEMENT - facilitates detailed inventory control from receiving through finished goods (including work in process, intermediate holding inventories, etc.)

         - MANUFACTURING EXECUTION MANAGEMENT ("MEM") - controls, for example, the process management schedulers and bills of operations data structure

         - SHIPPING MANAGEMENT - manages all aspects of shipping (including cartonizing, weighing, labeling, etc.) and interfacing with various EDI products

         Version 2.0 of the FIS System will also provide interfaces into various data collection device networks and system networks; shop floor machinery and equipment; general ledger and other accounting modules; time and attendance systems; purchasing systems; and EDI systems for receiving vendor ship notice manifests, generating vendor orders, receiving orders and sending ship notice manifests.

         Version 2.0 will require additional research and development expenditures of approximately US$100,000, which will be partially funded by Americal, an FIS System development sponsor. Version 2.0 is scheduled to be completed during the third quarter of 1998.

         The Order Management Module, the EDI interface and the FIS System base Product Process Structure (the foundation of the MEM Module) applications were completed and installed at Americal in the first quarter of 1997. During the second and third quarters of 1997, the FIS System unit focused on completing the Finished Goods Inventory Management Module and Shipping Management Modules. The Finished Goods Inventory Management Module was installed at Americal during July 1997, and the Shipping Management Module was installed in early December 1997. Once the Shipping Management Module has been installed, the FIS System will include all EDI processing of orders in and shipments out. The Company anticipates completing the development of the MEM module during the third quarter of 1998.

         If the Company is able to obtain a development sponsor, the Company further intends to modify the FIS System so that it will run on an Oracle platform. The Company currently has no such sponsor, and there are no assurances that the Company will be able to obtain such a development sponsor in the future.

         In 1997 and 1996, one client accounted for approximately 58% and 43%, respectively, of the FIS System business unit's revenues, and another client accounted for approximately 26% and 24%, respectively, of such revenues.

         MARKET

         The Company will continue to market the FIS System to manufacturing companies with annual sales between US$20 million and US$350 million and between 100 and 2,500 employees. The Company intends to focus on smaller strategic market segments within the manufacturing business. Each strategic market segment must conform to the following criteria:

         - the segment must have no dominant providers of computer systems and services OR must traditionally require computer systems that are custom designed and built for individual manufacturers

         - the companies operating in the segment must conduct business in a manner that provides a good fit with the Company's products and services

         - the companies operating in the segment must possess common technologies, operational processes, clients and suppliers

         The Company has identified the US apparel manufacturing industry as a market segment that satisfies the above criteria and accordingly intends to focus its initial marketing efforts within this industry.

         In recent years, there has been a fundamental shift in market power from apparel manufacturers to retailers and consumers. Historically, apparel manufacturers dictated the terms of trade with retailers and consumers and, consequently, organized their businesses and utilized their information systems primarily to increase manufacturing efficiency and output. Today, customers increasingly are choosing suppliers based on their ability to match product flow to actual customer demand. As a result, apparel manufacturers are finding it necessary to re-engineer their businesses and re-direct their information systems to focus on satisfying customer demand through effective order fulfillment.

         The FIS System has been designed specifically for the sophisticated order fulfillment requirements of apparel manufacturers, enabling them to better match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics costs. Based on industry data obtained by the Company, the Company estimates that there are approximately 3,200 plants in the US apparel manufacturing industry operated by companies meeting the Company's market criteria.

         Within the US apparel manufacturing industry, the Company intends initially to market the FIS System to US hosiery manufacturers. In 1996, there were 334 companies in the hosiery business operating 440 plants in the US. Hosiery manufacturing facilities are concentrated mainly in the southeastern region of the US. A majority of US hosiery items are produced in North Carolina; other top producing states include Alabama, Tennessee, Georgia, Kentucky and South Carolina (source: National Association of Hosiery Manufacturers 1995-96 Annual Industry Report). Since 1994, the Company has provided FIS System hardware and software products and related integration and consulting services to five clients, two of which are hosiery manufacturers.

         MARKETING STRATEGY

         The Company's objective is to be a leading provider of a cost effective and flexible on-line process management system to the apparel manufacturing industry. Version 2.0 of the FIS System is still under development and marketing efforts have just recently begun (third quarter of 1997). The Company has developed a marketing strategy with several key components, including the following:

- Finalizing Version 2.0 of the FIS System. The Company is completing the final product development of Version 2.0 of the FIS System. The last module under development, the MEM module of Version 2.0 of the FIS System, is expected to be installed at Americal by the end of the third quarter 1998. Americal is one of the largest private label manufacturers of women's knitted hosiery in the US. The management of Americal has been, and is expected to continue to be, willing to showcase the Company's products and services. The Company intends to utilize the installation at Americal to showcase the capabilities of the FIS System.

- Developing and enhancing sales and marketing materials. The Company intends to update and develop new sales and marketing literature that publicizes the new features, functions and benefits of the FIS System. The Company intends to design and develop new industry specific material to support the marketing effort in the US hosiery and apparel industries.

- Implementing and continuing marketing support activities. To support the FIS System and promote it to the apparel manufacturing industry, the Company intends to use direct mail, telemarketing and direct selling activities along with the development of indirect marketing channels comprised of system integrators. The Company has completed a limited mailing to approximately 61 potential customers. The goal of marketing support is to accelerate sales potential by presenting the FIS System to prospective customers prior to completing the System's development in an effort to establish a "pipe line" of qualified prospects and/or development partners.

- Attending trade shows. In April 1998, the Company attended the 1998 International Hosiery Exposition at which it displayed and promoted the FIS System.


         The sales and marketing efforts relating to the FIS System are currently being conducted, and are expected to continue to be conducted, primarily by Harry P. Langley, President; George Mendenhall, Executive Vice President; Donald R. Futch, Vice President of Operations; Steve Sacko, Vice President; and one sales representative devoted exclusively to the FIS System.

         The Company intends to license the FIS System rather than sell it. The license will be comprised of two components: (1) a software initiation fee and
(2) a monthly license charge. The initiation fee provides the initial license for the availability of the then current licensed system and is paid one time at the execution of the contract. The monthly fee funds a continuing license to use the system and provides the client with the ability to receive the advantages of future education and developments.

         COMPETITION

         There are many suppliers of manufacturing software in the US. Certain of these suppliers are very large and supply comprehensive solutions to multinational and other large manufacturing companies. Examples of these suppliers are Baan Company N.V., J.D. Edwards & Company, Oracle Corporation, SAP AG and PeopleSoft, Inc. Many of the companies in the US hosiery industry, however, are privately owned companies that cannot afford to purchase integrated solutions from such major software suppliers.

         There are a myriad of other smaller providers of manufacturing solutions as well. Certain of these suppliers focus at least partially on the US apparel manufacturing industry. These competitors include Manhattan Associates, LLC (based in Atlanta, Georgia); i-Tech Systems, Inc. (based in Greensboro, North Carolina); Byte Systems, Inc. (based in Mauldin, South Carolina), Network Systems International, Inc. (based in Greensboro, North Carolina); The PRO;MAN Group, Inc. (based in Springbrook, New York); Signature Software Systems, Inc. (based in Sebastopol, California) and Apparel Data Systems (based in New York, New York). All of these companies have designed software solutions specifically for the apparel business. In addition to the above, the Company will also compete against other providers of manufacturing solutions as well as in-house information systems management personnel.

         Since the Company only recently began actively marketing the FIS System, the level and extent to which the Company will compete with other manufacturing software providers is unknown. The competition in this market is intense, and the FIS System may not be accepted by the market to the degree that is hoped by the Company's management. Many of the Company's competitors have greater name recognition, more extensive engineering, management and marketing capabilities and significantly greater financial, technological and personnel resources than the Company. Further, to the extent that the Company competes in other strategic industry market segments in the future, the Company will face competition from many other competitors.

         The Company competes in the manufacturing software market primarily on the basis of product and price. The FIS System addresses a variety of needs specific to apparel manufacturers. Other software solutions, by contrast, address primarily either the financial and material requirements or the warehouse management and order fulfillment needs of apparel manufacturers. The FIS System, which generally costs less than manufacturing systems developed by larger companies, is priced competitively in the targeted mid-tier manufacturer market.

INTEGRATION BUSINESS UNIT

         PRODUCTS AND SERVICES

         The Integration business unit provides products and services to help integrate clients' on-line shop floor data collection equipment (e.g., bar coding equipment) with the clients' manufacturing software (e.g., inventory tracking software), which typically do not communicate without integration. The Company supplies clients with the necessary hardware and integration services or with integration services only. The Company's revenues from integration projects have ranged from US$1,000 to approximately US$200,000 per project.

         A substantial amount of the Company's business in this area involves integrating Intermec Corporation ("Intermec") bar coding equipment with Oracle Corporation ("Oracle") manufacturing software. Oracle Corporation is a large supplier of software for information management. Under a Business Alliance Program Agreement dated May 22, 1996 between the Company and Oracle, the Company became a member of Oracle's Business Alliance Program ("BAP"). As a BAP member, the Company may resell certain Oracle products in exchange for varying percentages of the sales revenues generated. The BAP Agreement has an indefinite term but can be terminated by Oracle if the Company breaches the Agreement and fails to correct the breach within 30 days following written notice specifying the breach.

         The Company also has an agreement with Intermec dated April 10, 1997, pursuant to which the Company is a non-exclusive Premier Value Added Reseller of Intermec's bar coding equipment. Intermec is a large provider of data collection equipment. Under this Agreement, the Company receives a discount on the Intermec equipment that the Company resells in connection with its integration services projects. The Company also provides software that runs on hardware products provided by IBM, Hewlett-Packard Company and NCR Corporation. The Intermec agreement has an indefinite term; however, Intermec can terminate the Agreement for any reason, with or without cause, upon 30 days prior written notice.

         To facilitate the integration process, the Company often uses a suite of data collection connectivity software tools and utilities developed by Connectware Solutions Inc. (the "Connectware Tools"). By Reseller Agreement dated as of July 26, 1994 between the Company and Connectware Solutions Inc., the Company agreed to market the Connectware Tools on a non-exclusive basis in exchange for a discount on the purchase price of the Connectware Tools. This Agreement automatically renews for successive periods of one year unless terminated by one of the parties by written notice at least three months prior to the expiration of the current term. Either party can terminate this Agreement if the other fails to abide by any of the Agreement's terms and conditions, which failure continues for a period of 10 days after written notice to remedy such failure.

         In 1997 and 1996, one client accounted for approximately 26% and 28%, respectively, of the Integration business unit's revenues and another client accounted for approximately 21% and 23%, respectively, of such revenues.

         MARKET

         The market for systems integration services to manufacturing clients is large and diverse. The market can be segmented according to project size, relevant computer technology, industry and geographic location. The Company plans to market its integration-related products and services mostly to large manufacturing clients in the US that use Oracle manufacturing applications given the substantial numbers of such manufacturers. Oracle is one of the world's leading independent suppliers of software for information management.

         The Company intends to focus its marketing efforts on those manufacturing clients that use Intermec bar coding equipment. The market for Intermec's products is extensive because automated data collection equipment can be utilized by a variety of companies. Intermec is one of the larger participants in this industry.

         MARKETING STRATEGY

         The Company has historically focused on integrating Intermec bar coding data collection equipment with Oracle manufacturing solutions applications. The Company has generally obtained most of this business through referrals from Intermec. Recently, the Company has also begun receiving referrals from Oracle. As a result, the Company has in the past, and intends to continue, to primarily market its services and expertise to the proper personnel at Oracle and Intermec. In particular, the Company intends to focus on developing and strengthening its relationship with Oracle. In this connection, the Company has joined the Oracle Applications Users Group Organization which allows it to participate in Oracle related trade shows and events.

         The Company markets its product directly to potential customers and will continue to develop its relationships with Oracle and Intermec for referrals. Once the Company receives a referral, it is still required to negotiate a contract with the potential customer to use its services. Accordingly, the Company intends to update and develop new marketing and sales materials to support its integration business. In addition, the Company plans to attend a selected trade show in 1998 and implement a web page to publicize its products and services.

         The sales and marketing efforts relating to the Integration business are currently being conducted, and are expected to continue to be conducted, primarily by Steve Sacko, Vice President of Sales, Steve Ehlman, Account Representative for Integration Services, and the Company's project manager for integration projects.

         The Company prices its integration work primarily on a time and materials basis and obtains contracts on the basis of the Company's expertise and reputation. The Company's prices are competitive, but there can be no assurance that they will continue to be so in the future.

         COMPETITION

         Most of the companies that the Company targets for bar coding integration work have the ability to have their in-house management information systems personnel perform these services, and many of these companies use their own personnel to provide integration services. For a variety of reasons, including time constraints and prioritizing work loads, however, companies may choose to outsource their bar coding systems integration work. Companies of varying sizes, including hardware and software manufacturers as well as service vendors, provide a wide range of systems integration services. While some of these companies are large, many of them are quite small as providing these integration services on a limited basis does not require a great deal of resources. Accordingly, competition for the bar coding integration business is intense.

         The Company receives most of its integration opportunities through referrals from Intermec. The Company is aware of only three other vendors that Intermec considers to be solutions providers for Oracle integration products. The other three vendors are Radley Corporation (which is partially owned by Oracle), located in the Midwestern US and specializing in providing services to the automotive industry, Brouwer Palmer, based in the southwestern US specializing in providing software products and services to programmers who are developing applications for data collection within the Oracle programming environment, and Connectware Solutions Inc., the Company's vendor for most of the software tools and utilities used by the Company in its integration business. These three companies typically compete with the Company for integration business referrals from Intermec.

SYNAPSE BUSINESS UNIT

         PRODUCTS AND SERVICES

         The Synapse business unit focuses on developing, marketing, licensing and servicing Synapse to those organizations that need on-line transaction processing services software, including organizations in the financial transaction processing industry. Synapse is a software tool that is used to develop on-line transaction processing ("OLTP") applications. During 1997 and 1996, this business unit provided minimal revenue to the Company while it focused on completing the research and development of FIS Version 2.0 and initiating the marketing of Synapse.

         Synapse-based OLTP applications are distinguishable from many other OLTP applications used today. Most other OLTP applications are rigidly structured with fixed file or database formats and hard-coded routing and processing techniques, making these software packages expensive to customize and maintain. Other current tools do offer some application development configuration capabilities but are still basic and make the configuration of complex transaction processing difficult.

         Synapse, by contrast, is intended to be adaptable and to provide facilities for the configuration of all aspects of complex OLTP applications. With Synapse, new applications or updates to existing applications, for example, can be installed and distributed on-line without the need to restart operating OLTP systems or interrupt transaction traffic. This capability is particularly important to providers of critical, around-the-clock OLTP services, such as on-line financial transaction (e.g., automated teller machine) providers.

         The development of Version 2.3, which finishes the Synapse product as originally designed, is complete. The manuals currently being used by the Company and clients were developed for "in-house" use where programmers have access to the developers of the base Synapse product. Therefore, the documentation was not required to be as extensive and non-technical as it should be for clients and non-Company developers. If funds become available, the Company plans to continue research and development efforts to create a more detailed version of user and administrative manuals.

         MARKET, STRATEGY AND COMPETITION

         The Company is not currently marketing Synapse as a stand-alone product; rather, the Company markets Synapse as part of its FIS System applications that are licensed to clients as a package (the Company does not separately license Synapse). As a result, the Synapse business unit does not currently face direct competition.

PROPRIETARY PROTECTION

         The Company relies on unpatented proprietary know-how and trade secrets. The Company does not have any patent protection for its technology in Canada or the US and has not registered any copyrights. The Company is currently undertaking the analysis and administrative actions as may be necessary to obtain a patent on certain of its software technology. As with many software developers, the Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and the complex nature of the technologies to protect its intellectual property.

         The Company's license agreements with clients contain provisions whereby the clients agree not to copy or reproduce any of the software or documentation provided by the Company (including copyright notices) except for back-up or recovery purposes and not to reverse engineer the Company's software. The Company's FIS System license agreements provide for the ownership rights of FIS System applications to remain exclusively with the Company. The FIS System applications are written in the Synapse fourth generation language developed by the Company which is made available only to clients that purchase a development version of the Synapse software. Further, the Company does not provide the source code for Synapse to clients.

LEGAL PROCEEDINGS

         The Company is not a party to any legal proceedings and is not aware of any threatened litigation that could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES


         At May 6, 1998, the Company employed 26 persons, all of whom were full-time employees. The Company is not subject to any collective bargaining agreements and believes that its relationship with its employees is good.


FACILITIES

         The Company does not own any real estate and operates principally from leased premises in Columbia, South Carolina where the Company leases approximately 7,000 square feet of office space pursuant to a Lease Agreement dated November 8, 1995 between the Company and Atrium Northeast Limited Partnership. The base rent amount is approximately US$120,000 per year. The lease expires on October 1, 1999 and may be renewed for a five-year term at market rates.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

FINANCIAL OPERATIONS SUMMARY

         The following table summarizes the financial statements of the Company for each of the four years ended December 31, 1997, 1996, 1995 and 1994.


                                             YEAR ENDED          YEAR ENDED         YEAR ENDED        YEAR ENDED
                                            DECEMBER 31,        DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
                                                1997                1996               1995              1994
                                              (AUDITED)           (AUDITED)          (AUDITED)        (UNAUDITED)
                                            -------------      --------------     --------------    --------------
INCOME STATEMENT DATA
Sales                                         1,821,816           2,357,939          2,202,869         1,212,754
Cost of Sales                                   893,397           1,045,500          1,160,639           562,899
Gross Profit                                    928,419           1,312,439          1,042,230           649,855
Research and Development Expenses               332,139             362,983            292,850           160,253
Sales and Marketing Expenses                    331,328             207,460            173,768           101,512
General and Administrative Expenses           1,010,653             995,261            691,235           356,717
(including interest expense)
Total Expenses                                1,674,120           1,565,704          1,157,853           618,482
Operating Income (Loss)                        (745,701)           (253,265)          (115,623)           31,373
Income (Loss) Before Income Taxes              (745,701)           (253,265)          (115,623)           31,373
Income Taxes                                          0                   0                  0                 0
Net Income (Loss)                              (745,701)           (253,265)          (115,623)           31,373



                                             AS AT DEC 31,      AS AT DEC. 31,     AS AT DEC. 31,    AS AT DEC. 31,
                                                 1997                1996               1995              1994
                                               (AUDITED)           (AUDITED)          (AUDITED)        (UNAUDITED)
                                             -------------      --------------     --------------    --------------
 BALANCE SHEET DATA
 Working Capital                              (156,566)             (956,920)          (792,332)         (534,185)
 Property, Plant and Equipment                 115,559               156,447            149,548           100,607
 Capitalized Software Costs                    207,642                50,950             71,353            91,756
 Other Assets                                    3,318                 3,218              2,154             2,054
 Total Assets                                  707,483               528,928            620,220           412,771
 Long Term Liabilities                          78,000               114,000                  0                 0
 Shareholders' Equity (Deficiency)
     Dollar amount                              91,953              (860,305)          (569,277)         (339,768)
     Number of shares issued and outstanding 7,987,763             3,600,000          3,600,000                (1)

(1) 4,530,000 Class A common shares (retroactively adjusted for the stock split of the Company's shares discussed in note (2) below) and 250 Class B common shares.


(2) As of April 30, 1998, the Company had 8,088,563 shares issued and outstanding, of which 3,600,000 constituted performance shares that will be released from escrow at the rate of one share for each $0.91 of cumulative cash flow generated by the Company from its operations. All share numbers in the table retroactively reflect the Company's stock split, which occurred on March 5, 1997.

RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         Revenues. Total revenues decreased US$536,123 (approximately 23%) from US$2,357,939 in 1996 to US$1,821,816 in 1997. This decrease was primarily attributable to a 22% decrease in revenues in the FIS System business unit due to the increased emphasis in the FIS System business unit on research and development activities, as well as no revenue being generated by the Synapse business unit during 1997, as compared to US$80,500 in 1996. In addition, in 1996, the Company received payment of US$ 123,844 for services rendered during 1994 and 1995, the collection of which the Company did not view to be realizable until 1996. This decrease was partially offset due to a 7% increase in revenues in the Integration business due to increased sales.

         Cost of Sales. Cost of Sales decreased US$152,103 (approximately 15%) from US$1,045,500 in 1996 to US$893,397 in 1997. This decrease was primarily attributable to the Company having one less designer employee in 1997 than in 1996, the Company having less direct project expenses due to less travel to client sites and a decrease in hardware costs as a result of less sales of hardware. The cost of sales as a percentage of total revenues was 44% and 49% for 1996 and 1997, respectively.

         Accordingly, the gross margin for 1996 and 1997 was 56% and 51%, respectively.

         Research and Development Costs. Research and development costs decreased US$30,844 (approximately 8%) from US$362,983 in 1996 to US$332,139 in 1997. During 1997, the Company shifted from research and development efforts to completion of Version 2.0 of the FIS System. Research and development costs represented approximately 15% and 18% of total revenues for 1996 and 1997, respectively. It is expected that Version 2.0 of the FIS System will be available for general release during the third quarter of 1998.

         General and Administrative. General and administrative expenses, including interest expense, increased US$15,392 (approximately 2%) from US$995,261 in 1996 to US$1,010,653 in 1997. This increase was primarily attributable to the cost of the Company's new in-house counsel and a US$37,361 increase in interest expense primarily due to the convertible notes issued by the Company in March 1997 and the note payable executed by the Company in favor of a significant vendor in March 1997. During August and September 1997, the Company attempted to reduce certain expenses. See "Liquidity and Capital Resources" below. General and administrative expenses represented approximately 42% and 55% of total revenues for 1996 and 1997, respectively.

         Sales and Marketing. Sales and marketing expenses increased US$123,868 (approximately 60%) from US$207,460 in 1996 to US$331,328 in 1997. This increase was primarily attributable to a write-off of prepaid commissions in the amount of US$74,312 in September and US$67,261 in October as a result of the departure of the Company's sales and marketing director, the departure of a sales representative, and an increase in marketing salaries as a result of the hiring of a new sales representative in April 1997. This increase was slightly offset by a decrease in commissions earned by the Company's sales representatives because of a decrease in FIS System sales and a decrease in marketing travel. Sales and marketing expenses represented approximately 9% and 18% of total revenues for 1996 and 1997, respectively.

         YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

         Revenue. Total revenues increased by US$155,070 (approximately 7%) from US$2,202,869 in 1995 to US$2,357,939 in 1996. This increase was primarily attributable to an approximately 139% increase in revenue in the Company's FIS System business unit. As previously discussed, included in this increase in revenue for the FIS System business unit was a payment of US$123,844 for services previously rendered. This increase was offset partially by an approximately 18% decrease in revenues in the Company's integration business and an approximately 86% decrease in the Company's Synapse business unit, which was due to the winding down of the large project relating to the financial transaction processing industry. As a result of the decrease in the integration business, revenues from hardware sales decreased approximately 40% in 1996 from 1995.

         Cost of Sales. Cost of sales decreased US$115,139 from US$1,160,639 in 1995 to US$1,045,500 in 1996 or approximately 10%. This decrease was primarily attributable to a decrease in hardware costs as a result of the purchase of less hardware in the integration business. This decrease was partially offset by an increase in labor costs primarily resulting from the hiring of project managers. The cost of sales as a percentage of total revenues was 53% and 44% for 1995 and 1996, respectively. Accordingly, the gross margin for 1995 and 1996 was 47% and 56%, respectively.

         Research and Development Costs. Research and development costs increased US$70,133 (approximately 24%) from US$292,850 in 1995 to US$362,983 in 1996. This increase was primarily attributable to a substantial increase in the research and development activities relating to the FIS System, which was partially offset by the winding down of the large project relating to the financial transaction processing industry. Research and development costs represented approximately 13% and 15% of total revenues for 1995 and 1996, respectively.

         General and Administrative. General and administrative expenses, including interest expense, increased US$304,026 (approximately 44%) from US$691,235 in 1995 to US$995,261 in 1996. This increase was primarily attributable to moving the owners' compensation almost entirely from corporate draws to salary as permitted by Subchapter S of the US Internal Revenue Code which resulted in an increase to salary expense of US$236,605; an increase of US$42,627 or approximately 64% in the rent expense due to the full year effect of the Company leasing additional space in its building beginning in 1995; and the payment of US$16,453 in interest relating to a loan in the principal amount of US$180,000 obtained by the Company in February 1996. General and administrative expenses represented approximately 31% and 42% of total revenues for 1995 and 1996, respectively.

         Sales and Marketing. Sales and marketing expenses increased US$33,692 (approximately 19%) from US$173,768 in 1995 to US$207,460 in 1996. This increase was due primarily to an increase in sales commissions because of increased commissioned sales and increased marketing travel. Sales and marketing expenses represented approximately 8% and 9% of total revenues for 1995 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         Since its inception the Company has primarily attempted to finance its operations through revenues from operations, including funded research and development revenues, and occasional short term loans from the Company's principals or their acquaintances. The Company, however, has had a net loss every year of its existence except 1994, in which year it had net income of US$31,373; therefore, the Company's operations have led to a growing working capital deficit and a decrease in shareholders' equity. Accordingly, the Company has had liquidity problems from time to time. As of December 31, 1994, 1995, 1996 and 1997, the shareholders' equity (deficit) of the Company was US$(339,768), US$(569,277), US$(860,305) and US$91,953, respectively. As of
December 31, 1994, 1995, 1996 and 1997, the Company's working capital deficit was US$534,185, US$792,232, US$956,920 and US$156,566, respectively.

         In December 1995, the Company entered into a factoring arrangement that is currently being administered as a short term borrowing arrangement collateralized by accounts receivable, which generally permits borrowings of up to 75% of accounts receivable. In February 1996, the Company entered into a loan for US$180,000 collateralized by substantially all of the assets of the Company. This loan is being repaid in sixty equal monthly installments.

         The Company also issued two convertible promissory notes in March 1997 in the principal amount of approximately US$190,000 to two investors, and, in March 1997, executed a promissory note to a significant vendor of the Company in the amount of approximately US$320,000 in connection with various payments owed to this vendor.

         On June 3, 1997, the Company sold 1,300,000 shares of Common Stock at a price of $0.50 (Cdn.) per share for gross proceeds to the Company, after payment of a commission to Wolverton Securities Ltd. ("Wolverton"), of approximately US$420,000. After deducting offering costs of approximately US$100,000 the net proceeds to the Company from that offering were approximately US$320,000.

         In the fourth quarter of 1996, the Company made a strategic decision to concentrate on completing its research and development relating to the FIS System Version 2.0, and initiating the sales and marketing efforts relating thereto. Accordingly, during the period this research and development continues, the Company expects a reduction in revenues and an increase in research and development costs and sales and marketing expenses.

         During 1996, the Company capitalized $177,095 principally relating to the development of Version 2.0 of the FIS System.

         During August and September 1997, the Company reduced its expenses by approximately US$350,000 per year as a result of the elimination of one programmer position (effective August 12); the elimination of the in-house counsel position (effective September 15); the departure of the Company's sales and marketing director, whose duties will be performed by the President and other personnel (effective September 19); and a reduction in the salaries of several executives and administrative personnel (effective September 1). This reduction, which primarily related to administrative overhead, should not disrupt the current sales process, continuing revenue generation or research and development. In addition, in October 1997, the Company's sales representative who primarily focused on integration sales left the Company. As a result of this departure, the Company wrote off in October 1997, US$67,261 in prepaid commissions.

         On November 26, 1997, the Company consummated an initial public offering of its common stock. In this initial public offering, the Company sold 2,500,000 shares of Common Stock at a price of $1.00 (Cdn.) per share for gross proceeds to the Company, after payment of Wolverton's commission, of US$1,586,966. After deducting offering costs of US$367,692, the net proceeds to the Company from that offering were US$1,219,274. The Company used a portion of these proceeds to repay the promissory note to a significant vendor of the Company in the amount of approximately US$320,000 discussed above.

         In addition, in connection with the consummation of the initial public offering, one of the convertible notes issued by the Company in March 1997 in the principal amount of US$116,700 was converted into shares of Common Stock. The other convertible note in the principal amount of US$70,532 plus approximately US$5,100 in interest was repaid by the Company with a portion of the proceeds from the initial public offering.


         On April 24, 1998, the Company issued 100,000 shares of Common Stock at a price of $1.00 (Cdn.) per share pursuant to the exercise by Wolverton of 100,000 of the Warrants. The gross proceeds to the Company from the exercise of such Warrants was US$69,411.


         The Company leases its principal facilities under a noncancellable operating lease expiring in October 1999. The lease is subject to annual adjustments for facility operating costs in excess of an established base year. The minimum annual commitment for rent under this lease is approximately

US$120,000. Rent expense under this lease in 1997 and 1996 was approximately US$134,000 and US$123,000, respectively.

         The Company expects that the proceeds from its initial public offering along with revenues generated from operations will be adequate to meet the Company's projected working capital and other cash requirements for at least the next 12 months, which is the period the Company believes will be required to implement and achieve its business objectives described under "Business - General." Management intends, however, to closely follow the Company's progress and to reduce expenses if the Company's strategies outlined herein do not result in sufficient revenues within a reasonable period. Any such reduction will involve scaling back, delaying or postponing those development activities that are not essential to the Company achieving its stated objectives. In any event, the working capital deficit will continue to grow unless and until revenues increase sufficiently to meet expenditure levels.


PROPOSED PRIVATE PLACEMENT

         As it is likely that the Company will require additional financing in the future, the Company continues to evaluate additional means of financing, including additional debt or equity financing. In this connection, on April 22, 1998, the Company executed a letter of intent with Crescent Capital Advisors, Inc. ("Crescent") in contemplation of a proposed private placement (the "Private Placement") of five-year convertible notes (the "Notes") in the aggregate principal amount of up to US$500,000 and two-year stock purchase warrants (the "Crescent Warrants") entitling the holders to purchase approximately 1.08 shares of Common Stock for each US$1.00 outstanding principal amount under the Notes (up to an aggregate of 541,667 shares of Common Stock.) The Notes, the Crescent Warrants and the Common Stock issuable upon conversion of the Notes and the exercise of the Crescent Warrants are expected to be issued pursuant to exemptions from the registration requirements of federal and state securities laws. Consequently, the transfer of such securities will be substantially limited during the first two years following their issuance. As proposed, the Notes will carry an annual interest rate of 12% and will be convertible at the option of the holder at any time after their issuance into shares of Common Stock at conversion rates ranging from US$0.923 during the first year of the Notes up to US$1.623 during the fifth year of the Notes. The closing of the proposed Private Placement is subject to various conditions, including negotiation of definitive offering and purchase documentation, favorable completion of due diligence by Crescent, receipt by the Company and Crescent of applicable third-party consents and satisfaction of applicable regulatory requirements. There can be no assurance that the conditions for the Private Placement will be met or that the Private Placement will otherwise be completed as currently contemplated by the Company and Crescent. If the Company is not successful in increasing its revenues or in securing additional financing, such as that proposed pursuant to the Private Placement, the Company could be forced to delay or eliminate some of its product development and/or sales and marketing initiatives which would have an adverse impact upon the Company's business, results of operations and prospects. See "Risk Factors."


 THE YEAR 2000

         It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's vendors, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate or output dates in the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company has conducted a review of its business systems, including its computer systems, and is querying its vendors as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the year 2000 approaches and is reached. However, there can be no assurance that the Company will identify all such Year 2000 problems in its computer systems or those of its vendors or resellers in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition and results of operations. Maintenance or modification costs will be expensed as incurred, while the costs of any new software will be capitalized over the software's useful life.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

         The following table sets forth certain information with respect to each of the directors and executive officers of the Company.


                     NAME                         AGE                     POSITIONS WITH THE COMPANY
Harry P. Langley ..............................    41    President, Treasurer, Chief Executive Officer, Chief
                                                         Financial Officer and Chairman of the Board
George E. Mendenhall, Ph.D.....................    59    Executive Vice President, Vice President of
                                                         Application Development and director
Stuart E. Massey ..............................    38    Vice President of Engineering, Secretary and director
Donald R. Futch................................    47    Vice President of Operations
Stephen A. Sacko...............................    43    Vice President of Sales


         Mr. Langley has served as the President, Treasurer, Chief Executive Officer, Chief Financial Officer, Chairman of the Board and a director of the Company since the Company's incorporation in 1990. As a full-time employee of the Company, Mr. Langley's responsibilities include overseeing the day-to-day management of the business, performing duties as treasurer and chairing Board meetings. Mr. Langley attended Midlands Technical College in Columbia, SC and received an Associates degree in Computer Sciences in 1987. Mr. Langley first began working in the area of computer software integration as an on-site project coordinator in South Carolina for Synergistic Business Infrastructures Corporation ("SBI"). SBI was a computer systems integrator based in Fort Wayne, Indiana that specialized in the conceptualization, design and implementation of manufacturing shop floor systems, data collection systems and material tracking systems (among other things).

        Dr. Mendenhall became an employee of the Company in February 1994, serving as the director of industrial consulting. In May 1995, Dr. Mendenhall became the Executive Vice President and a director of the Company and has also served as Vice President of Application Development since January 1998. As a full-time Company employee, Dr. Mendenhall's responsibilities include overseeing the day-to-day management of the FIS System business unit. Dr. Mendenhall received a Bachelor of Science degree in Economics from Manchester College in 1960 and a masters degree and a Ph.D. in Economics from Indiana University in 1968 and 1978, respectively. Dr. Mendenhall has conducted academic research and taught economics and other courses at Indiana University and Indiana Institute of Technology. In addition, he has published articles concerning research and evaluation techniques and has been quoted in such periodicals as Computer World and Industry Week. Before joining the Company, Dr. Mendenhall provided consulting services and/or computer systems to various large manufacturing companies on an independent basis and, from 1990 through February 1994, provided consulting services to the Company. From 1984 until 1989, Dr. Mendenhall was the President of SBI.

         Mr. Massey has served as a Vice President of Engineering and a director of the Company since April of 1991. Mr. Massey is also the Company's Secretary. As a full-time Company employee, his responsibilities include the day-to-day management and coordination of large projects, including the continuing maintenance of the Synapse software configuration tool. Mr. Massey received a Bachelor of Science degree in Electrical and Computer Engineering from the University of South Carolina in 1986. Before joining the Company, Mr. Massey managed the implementation of an inter-bank financial transaction switch for automated teller machine and point-of-sale systems and assisted in the design of financial transaction processing software products for Applied Communications, Inc. (among other things) Mr. Massey's experience in the industrial automation industry includes the design of a variety of computer control systems, such as airport lighting, industrial machine tool control, inventory control and shop floor control systems.

         Mr. Futch has served as Vice President of Operations since joining the Company in January 1998. Mr. Futch is responsible for customer related projects, including project management, account management, programming, quality assurance, training and documentation. Mr. Futch received a masters degree in business administration with an emphasis in marketing research from the University of South Carolina in 1974. From October 1994 until he joined the Company, Mr. Futch served as Chief Information Officer for Telequest Corporation. Mr. Futch was awarded a patent for the creation of a telecommunications based home banking system in August 1997. From May 1992 until joining Telequest in October 1994, Mr. Futch served as Vice President of Association Membership Services, Inc. (d/b/a Electronic Merchant Services), where he served primarily as an electronic payments system integrator to the hotel industry. From January 1983 through April 1992, Mr. Futch was a Technical Consultant for AT&T.

         Mr. Sacko has served as Vice President of Sales of the Company since January 1998. He is responsible for all sales activity of the Company, including software, services and hardware. Prior to holding his current office, he had served since joining the Company in April 1977 as Senior Sales Executive responsible for the creation of an overall sales environment focusing on the Company's FIS System Version 2.0 software product. Prior to joining the Company, Mr. Sacko had served since January 1994 as the Manager of General Information Services ("GIS") for Policy Management Systems Corporation, a worldwide provider of software and related support services ("PMSC"). While under his sales management, GIS improved its overall profit margins by 11%. GIS was a $96 million business at the time the GIS business unit was sold by PMSC after Mr. Sacko's departure. Prior to his service with the GIS business unit, Mr. Sacko had served since December 1991 as Assistant Vice President and Division Manager of the Total Policy Management Unit ("TPM") of PMSC. While under his management, recurring revenues of TPM grew from $600,000 to $31.2 million. While with PMSC, Mr. Sacko was recognized on numerous occasions for his sales achievements and corporate contributions. Mr. Sacko has been a member of the ISSC Society of Super Software Sellers since 1988.

BOARD OF DIRECTORS

         The Company's Articles of Incorporation provide that the number of directors of the Company may not be less than three or more than eleven. If, at any time, the Board is constituted of six or more directors, then the Board of Directors must be divided by the Board into three classes as nearly equal in number as possible with the terms of office for the classes staggered over a three-year period. Directors chosen to succeed those whose terms expire will be elected for three year terms. Currently, the Board only has one committee - the Option Committee. See "Stock Option Plan" below.

         The Board has nominated Bartow Gilbert, the President of MidSouth Capital, Inc., a company located in Columbia, SC, to serve on the Board of Directors contingent upon a fifth director being nominated and elected.


         On April 22, 1998, the Company and Crescent executed a letter of intent in contemplation of a possible private placement by the Company of five-year convertible notes and two-year stock purchase warrants. For additional information regarding this proposed private placement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Proposed Private Placement." One of the proposed terms of the private placement contemplated by the letter of intent is the right of Crescent to nominate one member to the Company's Board of Directors, with two additional nominees to be selected by agreement between the Company and Crescent. To the extent a definitive agreement incorporating this provision is executed between the parties and the proposed private placement is completed as contemplated, it is expected that promptly following the closing of the proposed private placement the Board of Directors will expand the size of the existing Board from three to seven members and will fill the four vacancies created through such expansion by the appointment of Bartow Gilbert (pursuant to the nomination described in the preceding paragraph), the nominee of Crescent and the two nominees agreed upon between the Company and Crescent.

         Pursuant to the Company's Bylaws provisions relating to the size of the Board of Directors increasing to six or more members, as a seven-member Board of Directors, the Board will be divided into two classes of two directors each and one class of three directors. The three classes will each serve a three-year term, with the terms staggered so that the term of only one class of directors expires at each year's annual meeting of shareholders.


DIRECTOR COMPENSATION

         The directors of the Company, who are all executive officers of the Company as well, are not compensated for serving as directors of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

         The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) for any unlawful distribution as set forth in the Code of Laws of South Carolina (the "South Carolina Code") or (iv) for any transaction from which the director derived an improper personal benefit. These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief is not eliminated.

EXECUTIVE COMPENSATION

         The following table is a summary of the compensation paid to each of the executive officers of the Company whose compensation for services rendered to the Company exceeded $100,000 in any of the three most recently completed fiscal years.



                                                          ANNUAL            LONG TERM
                                                       COMPENSATION        COMPENSATION
                                                       ------------      ----------------
            NAME AND PRINCIPAL                          SALARY(1)        SECURITIES UNDER            ALL OTHER
                 POSITION                    YEAR         (US$)              OPTION (#)        COMPENSATION (US$)(2)
-----------------------------------------    ----      ------------      ----------------      ---------------------
Harry P. Langley                             1995            38,750             -0-                     37,443
    President, Treasurer, Chief Executive    1996           100,957             -0-                     12,558
    Officer, Chief Financial Officer and     1997            72,497          50,000(3)                  17,703
    Chairman of the Board

George E. Mendenhall                         1995            41,875             -0-                     34,500
    Executive Vice-President                 1996           100,957             -0-                     12,558
                                             1997            72,497          50,000(3)                  17,703

Stuart E. Massey                             1995            38,750             -0-                     37,443
    Vice-President and Secretary             1996           100,957             -0-                     12,558
                                             1997            72,497          50,000(3)                  17,703

(1) The Company entered into employment agreements with each of Messrs. Langley, Mendenhall and Massey dated on or about January 1, 1997. These employment agreements were amended as of September 1, 1997 to provide for a reduction of salary paid to each executive officer from US$100,000 to US$70,000. The Company's Board of Directors may review these salaries and, in light of the Company's performance as it relates to the Company's budget approved by the Board of Directors, consider an increase. For 1998, these salaries cannot exceed US$100,000. In addition, Messrs. Mendenhall and Massey may receive bonuses at the discretion of the Company's President, and Mr. Langley may receive a bonus at the discretion of the Company's Board of Directors.

(2) These amounts represent funds withdrawn by the Company's principals as permitted by Subchapter S of the United States Internal Revenue Code ("Subchapter S"). The Company's shareholders had elected to have the income tax treatment provided by Subchapter S until April 18, 1997. Effective April 18, 1997, the Company's Subchapter S corporation status was terminated.


(3) At an exercise price of $1.00 (Cdn.) per share. All of the options granted to Messrs. Langley, Mendenhall and Massey vested and became exercisable on April 7, 1998.

STOCK OPTION PLAN

         The Issuer's Board of Directors on April 29, 1997, adopted a stock option plan (the "Option Plan") pursuant to which directors, officers, and employees, as well as consultants to the Company may be granted stock options. The effective date of the Option Plan is April 29, 1997. The Option Plan will terminate ten years from the effective date. The maximum number of common shares of the Company reserved for issuance under the Option Plan, including options currently outstanding, will not exceed 960,000. The number of common shares reserved for issuance to any one person cannot exceed 5% of the number of issued and outstanding common shares, and no person is entitled to receive in any one year grants regarding more than 50,000 shares. The Option Plan is administered by a committee (the "Option Committee") of the Issuer's Board of Directors currently comprised of Messrs. Langley, Mendenhall and Massey. As of April 30, 1998, 390,360 options were outstanding under the Option Plan, including 50,000 options each to Messrs. Langley, Mendenhall and Massey; 45,000 options to Mr. Futch; and 25,000 options to Mr. Sacko.

EMPLOYMENT CONTRACTS

         Messrs. Langley, Mendenhall and Massey have each entered into a two-year employment contract with the Company effective on or about January 1, 1997, which was amended effective September 1, 1997. Under the terms of their employment contracts, Messrs. Langley, Mendenhall and Massey agree to act as the Company's President and Treasurer, Executive Vice President and Vice President, respectively, in exchange for annual compensation each of US$70,000. If the contract is terminated by the Company without cause, the Company will be required to pay the affected executive officer an amount equal to the greater of
(1) the total salary and benefits due to the executive officer for the remainder of the term of the employment contract or (2) one year's total salary and benefits.

         Messrs. Futch and Sacko have each entered into a one-year employment contract with the Company effective on January 1, 1998. Under the terms of their employment contracts, Messrs. Futch and Sacko agree to act as the Company's Vice President of Operations and Vice President of Sales, respectively, in exchange for annual compensation of US$75,000 and US$55,000, respectively. In addition, the contract with Mr. Sacko provides for the payment of commissions in accordance with the commission schedule approved by the Board of Directors. Mr. Sacko's contract guarantees him a minimum of US$100,000 in salary and commissions for the fiscal year ended December 31, 1998. The contract with Mr. Futch provides for a signing bonus in the form of the grant of a stock option under the Company's Option Plan for the purchase of 20,000 shares of Common Stock. Each of the contracts of Mr. Futch and Mr. Sacko also provide for the grants in each of 1998 and 1999 of stock options under the Company's Option Plan for the purchase of 25,000 shares of Common Stock. The exercise price on all of the options contemplated by the contracts of Messrs. Futch and Sacko is the fair market value of the Common Stock on the date of grant. One-half of the stock options vests six months from the date of grant with the balance vesting one year from the date of grant.

         Messrs. Mendenhall and Massey may receive a bonus at the discretion of the Company's President. Messrs. Langley, Futch and Sacko may receive a bonus at the discretion of the Company's Board of Directors. In addition to the foregoing, the Company has also agreed to provide each executive officer with life insurance, medical insurance, vacation leave, sick leave and other benefits, such as stock options, as may be approved by the Board of Directors. Each executive officer is also eligible to participate in the Company's employee benefit plans, including any established retirement, profit sharing or deferred compensation plan.

         Each of the Company's employment contracts contains a non-competition clause restricting the employee's ability to compete with the business of the Company during the term of the contract and for a period of one to two years thereafter in those states where the Company had clients when the employment contract was terminated. Each contract also contains a provision limiting the disclosure of confidential or trade secret information of the Company.

         Each of the Company's employment contracts renews automatically for one-year terms unless the Company or the executive officer provides written notice of termination at least 90 days before the end of the current term.

                              CERTAIN TRANSACTIONS

         Other than their employment agreements with the Company (refer to "Management-Employment Contracts" above), no material transactions involving the directors, senior officers or principal holders of the Company's securities have occurred since the Company was incorporated except for several loans previously made to the Company by the Company's principals. As at March 31, 1997, the Company owed Messrs. Langley, Mendenhall and Massey and Mr. Langley's father an aggregate outstanding principal amount of US$33,554 under various notes. The loan from Mr. Massey bore interest at the rate of 10% per annum; the loans from Mr. Langley and his father bore interest at the rate of 18% per annum to mirror the cost to them of the money loaned to the Company; and the loan from Dr. Mendenhall bore no interest. In 1997, the Company repaid these notes (and accrued interest thereon) in full.

         In July 1997, Messrs. Langley, Mendenhall and Massey loaned US$30,000, US$10,000 and US$10,000, respectively, to the Company under demand notes bearing interest at the rate of 18% per annum, which interest rate mirrors the cost to Messrs. Langley, Mendenhall and Massey of the money loaned to the Company. Effective as of August 29, 1997, Messrs. Langley, Mendenhall and Massey agreed to convert outstanding amounts of US$11,000, US$9,000 and US$9,000 under these notes into a further capital contribution to the Company. As of August 31, 1997, the only remaining note was a demand note to Mr. Langley in the principal amount of US$18,000. This note was repaid by the Company using a portion of the proceeds from the initial public offering.

                             PRINCIPAL SHAREHOLDERS


         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of April 30, 1998 of (a) each director of the Company, (b) each executive officer of the Company, and (c) each shareholder known by the Company to own five percent or more of the Common Stock, and (d) all directors and executive officers of the Company, as a group.




                                                                             Number of Shares            Percentage
Name of Beneficial Owner  (1)                                             Beneficially Owned(2)          Ownership
-----------------------------------------                                 ---------------------          ---------
Harry P. Langley.....................................................        1,251,000 (3)(4)              15.4%
George E. Mendenhall.................................................        1,250,000 (3)                 15.4
Stuart E. Massey.....................................................        1,250,000 (3)                 15.4
Donald R. Futch......................................................           22,500 (5)                    *
Stephen R. Sacko.....................................................           14,900 (5)                    *
Wolverton Securities Ltd.............................................          456,300 (6)                  5.4
All executive officers and directors as a group (5 persons)                  3,787,401                     45.8


----------
*        Less than 1.0 percent

(1) The address of Messrs. Langley, Mendenhall and Massey is Suite 128, 115 Atrium Way, Columbia, South Carolina 29223. Wolverton's address is 17th Floor, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y1J5.
(2) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the "Commission"). Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. As of April 30, 1998, 8,088,563 shares of Common Stock of the Company were issued and outstanding. All of the shares owned by Messrs. Langley, Mendenhall and Massey are performance shares. See "Description of Capital Stock Performance Shares."
(3)      Includes 50,000 shares issuable upon exercise of stock options.
(4)      Includes 1,000 shares held by a family member.
(5)      All shares issuable upon exercise of stock options.
(6)      Includes 386,000 shares issuable upon exercise of the Warrants.

                          DESCRIPTION OF CAPITAL STOCK


         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 10,000,000 shares of preferred stock (the "Preferred Stock"). On April 30, 1998, there were 8,088,563 shares of Common Stock issued and outstanding. No shares of Preferred Stock are currently outstanding.


COMMON STOCK

         Subject to the rights of the holders of any outstanding shares of Preferred Stock and any restrictions that may be imposed by applicable laws or regulations or by any lender to the Company, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding series of Preferred Stock having a liquidation preference over the Common Stock.

         Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. Holders of Common Stock do not have conversion, redemption or preemptive rights.

PREFERRED STOCK

         The Company's authorized shares of Preferred Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the numbers of shares constituting any series. The Company believes that the availability of Preferred Stock issuable in series will provide increased flexibility in structuring possible future financings and acquisitions, if any, and in meeting certain other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of such shares without further action by holders of the Common Stock. In addition, the Board of Directors is authorized at any time to issue Preferred Stock with voting, conversion or other features that may have the effect of impeding or discouraging a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Issuance of Preferred Stock could also adversely affect the price of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

CERTAIN PROTECTIVE PROVISIONS

         General

         The Articles and Bylaws of the Company and the South Carolina Code contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including potential takeovers which certain shareholders may deem to be in their best interest) and may adversely effect the price that a potential purchaser would be willing to pay for the Company's stock. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely effect the price of the Common Stock.

         The following briefly summarizes protective provisions contained in the Articles, the Bylaws and the South Carolina Code. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of these provisions, and is qualified in its entirety by reference to the Articles, the Bylaws and the provisions of the South Carolina Code.

         Preferred Stock

         The issuance of shares of Preferred Stock with special voting rights, liquidation preferences, redemption privileges or conversion rights could delay, defer or prevent a change in control of the Company. As stated above, the Company has no present intention to issue any Preferred Stock.

         Classification of Directors

         Once the Board of Directors is constituted of six of more directors, the Company's Board of Directors will be classified so that, as nearly as possible, one-third of the Board of Directors will be elected each year to serve a three-year term. This classification would delay an attempt by dissatisfied shareholders or anyone who obtains a controlling interest in the Company to elect a new Board of Directors, because, absent the removal, resignation or death of the members of the Board, it would take three annual meetings of shareholders to change fully the composition of the Board.

         Removal of Directors

         The Articles provide that a director of the Company may be removed only for "Cause" as defined in the South Carolina Code. Under the South Carolina Code, "Cause" means fraudulent or dishonest acts, or gross abuse of authority in the discharge of duties to the Company, and must be established after written notice of specific charges and an opportunity to meet and refute such charges.

         Evaluation of Offers

         The Articles provide that, when evaluating any offer relating to a tender offer, merger, consolidation, sale of assets or similar transaction, the Board may, in its discretion, give due consideration to a variety of factors, in addition to the offered price, including (a) the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of the Company, on the communities and geographical areas in which the Company operates or is located, and on any of the business and properties of the Company, as well as such other factors as the directors deem relevant; and (b) all features of the consideration being offered, not only in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Director's estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent ongoing concern.

         Advance Notice Procedure

         The Bylaws of the Company establish an advance notice procedure for (1) shareholder proposals to be brought before a meeting of shareholders of the Company and (2) nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board or by a shareholder who has given to the Secretary of the Company timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. Only the presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board or by a committee of the Board designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary of the Company prior to a meeting at which directors are to be elected, will be eligible for election as directors of the Company.

         To be timely, notice of business to be brought before any annual meeting must be received by the Secretary of the Company not later than 90 days in advance of the annual meeting. Notice of nominations must be received by the Secretary 90 days in advance of an annual meeting, and, with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice of any shareholder proposal or nomination for election as a director must set forth the various information required under the Bylaws. The person submitting the notice of nomination must provide, among other things, the name and address under which the shareholder appears on the Company's books (if he so appears) and the class and number of shares of the Company's capital stock owned by such shareholder.

PERFORMANCE SHARES

         Under Local Policy Statement 3-07 of the British Columbia Securities Commission (the "Policy"), the 1,200,000 common shares owned by each of Messrs. Langley, Mendenhall and Massey constitute performance shares. These performance shares constitute approximately 45% of the total number of issued and outstanding shares of the Company.

         The performance shares are being held pursuant to the terms of an escrow agreement among the Company, Pacific Corporate Trust Company, as Escrow Agent, and the holders of the performance shares (the "Escrow Agreement"). The Escrow Agreement is in the form required by the Policy and provides that the performance shares must remain in escrow until the Exchange permits them to be released from escrow or requires them to be canceled. The performance shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of the Company beginning January 1, 1998, as evidenced by the Company's annual audited financial statements. "Cash flow" is defined in the Policy to mean net income or loss before tax, adjusted for certain add-backs. For each $0.91 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow. To date, no shares have been released from escrow.

         The holders of the performance shares may not transfer their performance shares except in accordance with the Policy and only with the consent of the Executive Director of the British Columbia Securities Commission or the Exchange. A holder of performance shares has the right to vote the shares, except on a resolution to cancel the shares, but has waived the right to receive dividends and to participate in the assets and property of the Company on a winding-up or dissolution of the Company. A holder of performance shares who ceases to be a principal, as that term is defined in the Policy, dies or becomes bankrupt, is entitled to retain any performance shares then held by him and is not obligated to transfer or surrender the shares to the Company or to any other person. The performance shares must be surrendered for cancellation if the Company's shares are the subject of a cease trade order for two consecutive years. Any performance shares that are not released from escrow 10 years from the later of the date of the issue of the shares and the date of the receipt for the Company's final prospectus (October 7, 1997) must be surrendered for cancellation.

WARRANTS


         In consideration for Wolverton agreeing to purchase any shares not sold at the conclusion of the Company's initial public offering (the "Guarantee"), the Company granted to Wolverton and two of its designees Warrants entitling Wolverton and two of its designees to purchase 486,000, 10,000 and 4,000 common shares, respectively, of the Company at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Exchange (November 28, 1997) (the "Listing Date"), at a price of $1.00 (Cdn.) per share if exercised in the first year and at a price of $1.15 (Cdn.) per share if exercised thereafter and up to the close of business two years from the Listing Date. On April 24, 1998, Wolverton exercised warrants for the purchase of 100,000 common shares at a price of $1.00 (Cdn.) per share. The Warrants contain, among other things, standard anti-dilution provisions and provisions for the appropriate adjustment in the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares of the Company or payment of stock dividends. This prospectus relates to the offer and sale of 400,000 shares of the Company's Common Stock pursuant to these Warrants.


REGISTRAR AND TRANSFER AGENT

         The registrar and transfer agent of the Company is Pacific Corporate Trust Company at its principal office in Vancouver, Suite 830, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.


                              PLAN OF DISTRIBUTION

         The Warrant holders may exercise their Warrants in whole or in part by providing notice and tendering the necessary funds. The shares of Common Stock purchased under the Warrants could be sold, if desired, by the exercising Warrant holder on the VSE.

                            AGREEMENTS WITH WOLVERTON

         Pursuant to the terms of a Sponsorship Agreement dated as of May 28, 1997, Wolverton has agreed to provide the following sponsorship services to the Company in exchange for an oversight fee of $18,000 and the payment of a $5,000 retainer to be applied against expenses incurred by Wolverton:

(a) prepare and deliver a sponsorship letter to the VSE in support of the Company's application for listing on the VSE; and

(b) for the twelve months following the Company's listing on the VSE, monitor the management, operations and performance of the Company, the financial, corporate and other securities filings filed by the Company with the VSE and the British Columbia Securities Commission (including, without limitation, news releases, quarterly reports and financial information) and the overall direction of the Company.

         Wolverton may terminate the Sponsorship Agreement upon the occurrence of certain events, such as a material change in the assets, liabilities, business operations or capital of the Company; a breach of the terms of the Sponsorship Agreement by the Company; the commencement (or threatened commencement) of an inquiry or investigation against the Company by a regulatory authority. The Company may terminate the Sponsorship Agreement upon 30 days' notice.

         Pursuant to the terms of an Agency Offering Agreement dated as of May 27, 1997, as amended on September 25, 1997, the Company granted to Wolverton a right of first refusal to provide further public equity financing to the Company for a period of 12 months from the date the British Columbia Securities Commission issued a receipt for the Company's final prospectus (October 7, 1997).

                         INVESTOR RELATIONS ARRANGEMENTS

         On January 15, 1998, the Company entered into an Investor Relations Agreement with Harborside Communications Inc. ("Harborside"). Under the agreement, Harborside is engaged to provide investor relations, corporate communications and related support services to the Company, specifically including, among other duties, the development of a comprehensive plan for the dissemination of Company information to shareholders as well as brokers, analysts and potential investors; advising the Company regarding trends and changes in the Vancouver Stock Exchange brokerage and investment community, as well as changes in share ownership of the Company's securities, all in the context of providing appropriate investor relations communications; coordinating investor and shareholder contacts with Company counsel to ensure compliance with applicable securities laws and exchange listing requirements; and assisting the Company with on-site investor relations meetings and with the design, preparation and dissemination of investor relations materials. The initial term of the agreement expires April 30, 1998 but will renew automatically for successive one-month terms thereafter unless either party provides the other with 30 days' advance written notice of termination. In exchange for its services, Harborside is entitled to receive a monthly fee of US$5,500, plus reimbursement of all reasonable out-of-pocket expenses and any reasonable third-party professional advisory fees.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Columbia, South Carolina.

                                     EXPERTS

         The auditor for the Company is Scott, Holloway & McElveen, L.L.P., 1400 Pickens Street, Suite 400, Columbia, South Carolina 29202.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the exhibits thereto.

         The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the

Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

         In connection with this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             Pages

Report of Independent Accountants..............................................................................F-2

Financial Statements:
    Balance Sheets.............................................................................................F-3
    Statements of Operations...................................................................................F-4
    Statements of Changes in Shareholders' Equity (Deficiency).................................................F-5
    Statements of Cash Flows...................................................................................F-6
    Notes to Financial Statements......................................................................F-7 to F-19

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
Integrated Business Systems and Services, Inc.

We have audited the accompanying balance sheets of Integrated Business Systems and Services, Inc. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Integrated Business Systems and Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Business Systems and Services, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



SCOTT, HOLLOWAY AND MCELVEEN, L. L. P.

Columbia, South Carolina
March 16, 1998

                 Integrated Business Systems and Services, Inc.
                                 Balance Sheets
                                  December 31,

                                                                                      1997             1996
                                                                                    --------        -------------
ASSETS
Current assets:
   Cash and cash equivalents                                                        $    84,649       $    15,625
   Accounts receivable                                                                  240,523           158,374
   Inventory                                                                              3,962            12,804
   Prepaid commissions                                                                   37,410           124,362
   Other prepaid expenses                                                                14,420             7,148
                                                                                    -----------       -----------

Total current assets                                                                    380,964           318,313
Capitalized software costs, net (Note 3)                                                207,642            50,950
Property and equipment, net (Note 4)                                                    115,559           156,447
Other assets                                                                              3,318             3,218
                                                                                    -----------       -----------

Total assets                                                                        $   707,483       $   528,928
                                                                                    ===========       ===========


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
    Note payable (Note 5)                                                           $    92,295     $          --
    Related party payable (Note 11)                                                          --            36,055
    Long-term debt, current portion (Note 7)                                             36,000            42,000
    Accounts payable                                                                    174,667           429,936
    Accrued liabilities:
      Accrued compensation and benefits                                                  68,151           148,566
      Accrued payroll taxes                                                              13,700           198,563
      Other                                                                              44,914            99,313
    Deferred revenue (Note 6)                                                           107,803           320,800
                                                                                    -----------       -----------

Total current liabilities                                                               537,530         1,275,233
Long-term debt, net of current portion (Note 7)                                          78,000           114,000
                                                                                    -----------       -----------
Total liabilities                                                                       615,530         1,389,233
                                                                                    -----------       -----------

Commitments and contingencies                                                                --                --

Shareholders' equity (deficiency) (Note 8):
   Class A common shares, voting, no par value, 100,000,000 shares authorized, 7,987,763 and 3,600,000 shares outstanding at
      December 31, 1997 and 1996, respectively                                        1,700,959             3,000
   Class B common shares, nonvoting, par value $1 per share, 500 shares
      authorized, 0 shares outstanding in 1997 and 1996                                      --                --
   Accumulated deficit                                                               (1,609,006)         (863,305)
                                                                                    -----------       -----------
Total shareholders' equity (deficiency)                                                  91,953          (860,305)
                                                                                    -----------       -----------

Total liabilities and shareholders' equity (deficiency)                             $   707,483       $   528,928
                                                                                    ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                 Integrated Business Systems and Services, Inc.
                            Statements of Operations
                        for the years ended December 31,



                                                1997          1996            1995
                                            -----------    -----------    -----------
REVENUES
Funded development and other services       $ 1,216,559    $ 1,639,680    $ 1,323,105
Hardware sales                                  351,646        479,297        791,479
Software licensing                               51,660        122,400             --
Maintenance                                     201,951        116,562         88,285
                                            -----------    -----------    -----------

Total revenues                                1,821,816      2,357,939      2,202,869
                                            -----------    -----------    -----------

OPERATING EXPENSES
Cost of revenues                                893,397      1,045,500      1,160,639
Research and development costs                  332,139        362,983        292,850
General and administrative                      917,237        939,206        662,306
Sales and marketing                             331,328        207,460        173,768
                                            -----------    -----------    -----------

         Total operating expenses             2,474,101      2,555,149      2,289,563
                                            -----------    -----------    -----------

         Loss from operations                  (652,285)      (197,210)       (86,694)

Interest expense                                 93,416         56,055         28,929
                                            -----------    -----------    -----------

         Net Loss                           $  (745,701)   $  (253,265)   $  (115,623)
                                            ===========    ===========    ===========

                    The accompanying notes are an integral part of these
                             financial statements.

                 Integrated Business Systems and Services, Inc.
           Statements of Changes in Shareholders' Equity (Deficiency)
                        for the years ended December 31,

                                                  Number of        Class A         Number of      Class B
                                                   Class A          Share           Class B        Share        Additional
                                                   Shares         Carrying          Shares        Carrying       Paid-in
                                                 Outstanding        Value         Outstanding      Value         Capital
                                                 -----------    ------------      -----------     --------      ----------
Balance, December 31, 1994                        4,530,000      $     3,775          250            $ 250        $ 3,475
Shareholders' distributions                              --               --           --               --             --
Cancellation of common shares, net (Note 8)        (930,000)            (775)        (250)            (250)        (3,475)
Net loss                                                 --               --           --               --             --
                                                 ----------      -----------         ----            -----        -------

Balance, December 31, 1995                        3,600,000            3,000           --               --             --
Shareholders' distributions                              --               --           --               --             --
Net loss                                                 --               --           --               --             --
                                                 ----------      -----------         ----            -----        -------

Balance, December 31, 1996                        3,600,000            3,000           --               --             --
Sale of common shares (Note 8)                    4,387,763        1,664,959           --               --             --
Shareholder' contribution (Note 8)                       --           33,000           --               --             --
Net loss                                                 --               --           --               --             --
                                                 ----------      -----------         ----            -----        -------

Balance, December 31, 1997                        7,987,763      $ 1,700,959           --            $ --         $    --
                                                 ==========      ===========         ====            =====        =======



                                                                            Total
                                                    Accumulated         Shareholders'
                                                      Deficit            Deficiency
                                                   ------------         -------------
Balance, December 31, 1994                         $  (347,268)         $   (339,768)
Shareholders' distributions                           (109,386)             (109,386)
Cancellation of common shares, net (Note 8)                 --                (4,500)
Net loss                                              (115,623)             (115,623)
                                                   -----------          ------------

Balance, December 31, 1995                            (572,277)             (569,277)
Shareholders' distributions                            (37,763)              (37,763)
Net loss                                              (253,265)             (253,265)
                                                   -----------          ------------

Balance, December 31, 1996                            (863,305)             (860,305)
Sale of common shares (Note 8)                              --             1,664,959
Shareholder' contribution (Note 8)                          --                33,000
Net loss                                              (745,701)             (745,701)
                                                   -----------          ------------

Balance, December 31, 1997                         $(1,609,006)         $     91,953
                                                   ===========          ============


   The accompanying notes are an integral part of these financial statements.

                 Integrated Business Systems and Services, Inc.
                            Statements of Cash Flows
                        for the years ended December 31,

                                                              1997            1996        1995
                                                           -----------      ---------    ----------
OPERATING ACTIVITIES
Net loss                                                   $  (745,701)     $(253,265)   $(115,623)
Adjustments to reconcile net loss to cash
used by operating activities:
   Depreciation                                                 48,335         43,137       34,856
   Amortization of software costs                               20,403         20,403       20,403
   Loss on sale of equipment                                        --            828           --
   Write off of prepaid commissions                            141,573             --           --
   Decrease (increase) in:
     Accounts receivable                                       (82,149)        78,366     (123,838)
     Inventory                                                   8,842        (10,101)      26,816
     Prepaid commissions                                       (54,621)       (19,650)     (39,905)
     Prepaid expenses and other assets                          (7,372)        (5,589)      (2,723)
  Increase (decrease) in:
     Book overdraft                                                 --             --       (3,440)
     Accounts payable                                         (255,269)       148,344      (45,333)
     Accrued expenses                                         (319,677)      (124,807)     306,638
     Deferred revenue                                         (212,997)        40,476      171,637
     Payable to a related party                                 (3,055)        12,251      (14,772)
                                                           -----------      ---------    ---------
Cash (used) provided by operating activities                (1,461,688)       (69,607)     214,716
                                                           -----------      ---------    ---------

INVESTING ACTIVITIES
Purchases of property and equipment, net                        (7,447)       (50,864)     (72,669)
 Capitalized internal software development costs              (177,095)            --           --
                                                           -----------      ---------    ---------
Cash used by investing activities                             (184,542)       (50,864)     (72,669)
                                                           -----------      ---------    ---------

FINANCING ACTIVITIES
Proceeds from (payments on) notes payable, net                  92,295        (32,528)     (10,878)
Proceeds from long-term debt                                        --        180,000       50,979
Payments on long-term debt                                     (42,000)       (24,000)     (17,876)
Sale of common shares                                        1,545,259             --           --
Proceeds from issuance of convertible promissory
    notes                                                      190,232             --           --
Repayment on convertible promissory notes                      (70,532)            --           --
Payments to reacquire stock                                         --             --       (4,500)
Shareholder distributions                                           --        (37,763)    (109,385)
                                                           -----------      ---------    ---------
Cash provided (used) by financing activities                 1,715,254         85,709      (91,660)
                                                           -----------      ---------    ---------

Net increase (decrease) in cash                                 69,024        (34,762)      50,387
Cash and cash equivalents at beginning of period                15,625         50,387           --
                                                           -----------      ---------    =========
Cash and cash equivalents at end of period                 $    84,649      $  15,625    $  50,387
                                                           ===========      =========    =========

   The accompanying notes are an integral part of these financial statements.

                 Integrated Business Systems and Services, Inc.
                          Notes To Financial Statements


NOTE 1.  COMPANY BACKGROUND AND SIGNIFICANT RISKS:

Integrated Business Systems and Services, Inc. ("IBSS") is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction businesses primarily in the United States. IBSS' principal business areas are: (1) installing, licensing and servicing a system developed by IBSS that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using IBSS' software Synapse, which manages on-line computer transactions; (2) providing systems integration services to manufacturing companies; and (3) developing and marketing Synapse to on-line financial transaction processing businesses.

IBSS has incurred net losses of approximately $745,000 and $253,000 for the years ended December 31, 1997 and 1996, respectively. The continuing losses have adversely affected the liquidity of IBSS. At December 31, 1997, IBSS has an accumulated deficit of approximately $1,600,000 and negative working capital of approximately $157,000, which includes deferred revenue of approximately $108,000.

A major customer funded a portion of the development of Synapse and has received a paid-up license to the programs and development work for use in the financial market. This funding represents a significant amount of IBSS' revenue to date. Since the end of fiscal 1994, funding from this customer has significantly decreased as most deliverables have been met.

Another major customer funded a portion of the development of FIS and has received a paid-up license to the programs and development work for use in the hosiery market. This customer represents a significant amount of IBSS' revenue to date. As of December 31, 1997, the customer continues to partially fund development of FIS 2.0.

IBSS' primary efforts are now directed to the development of a market for its FIS 2.0 software and integration services. Like other companies at this stage of development, it is subject to numerous risks, including the uncertainty of its chosen market, its ability to develop its markets and its ability to finance operations and other risks.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS - IBSS considers all highly liquid investments with a maturity of three months or less at date of acquisition to be cash equivalents.

INVENTORIES - Inventories, consisting primarily of computer parts, are stated at the lower of cost (determined on first-in, first-out basis) or market. IBSS periodically reviews its inventories for potential slow-moving or obsolete items and reduces specific items to net realizable value as appropriate.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

PREPAID COMMISSIONS - Included in prepaid expenses are commission advances to several sales representatives. These commissions are advances against future anticipated sales and are to be used to cover commissions owed against future sales. Commissions for IBSS' sales representatives average approximately 8.75%. Upon employee termination, IBSS may not have the ability to collect the commission advances from the terminated employee, and therefore, charges such unreimbursed advances to sales and marketing expenses.

In October 1997, two sales representatives, who primarily focused on integration sales, left employment of IBSS. As a result of this departure, IBSS wrote off approximately $142,000 of prepaid commissions in October 1997.

REVENUE RECOGNITION - IBSS' revenues are generated primarily by licensing to customers standardized manufacturing software systems and providing integration services, automation and administrative support and information services to the manufacturing industry. IBSS recognizes revenues related to software licenses and software maintenance in compliance with the American Institute of Certified Public Accountants Statement of Position No. 91-1, "Software Revenue Recognition."

Software systems are licensed under the terms of substantially standard nonexclusive and nontransferable license agreements, which generally provide for an initial license charge and a monthly license charge. The initial license charge, which grants a right to use the software system currently available at the time the license is signed, is recognized as revenue upon delivery of the product and receipt of a signed contractual obligation, if collectibility is probable and no significant vendor obligations remain. The monthly license charge provides access to Services Availability, Maintenance, and Enhancements ("SAME"). Services availability allows customers access to professional services, other than maintenance and enhancements, which are provided under separate arrangements during the SAME term. Under the maintenance provisions of SAME, IBSS provides telephone support and error correction to current versions of licensed systems. Under the enhancement provisions of SAME, IBSS will provide any addition or modifications to the licensed systems, which IBSS may deliver from time to time to licensees of those systems if and when they become generally available. The monthly license charge is recognized as revenue on a monthly basis throughout the term of the SAME provision of the license agreement.

IBSS provides professional support services, including systems implementation and integration assistance, consulting and educational services, which are available under service agreements and charged for separately. These services are generally provided under time and material contracts and revenue is recognized as the services are provided. In some circumstances, services are provided under fixed price arrangements in which revenue is recognized on the basis of the estimated percentage of completion of service provided using the cost-to-cost method.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

REVENUE RECOGNITION (CONTINUED) - Revisions in estimates of costs to complete and losses, if any, are reflected in operations in the period in which facts requiring those revisions become known.

From time to time IBSS enters into certain funded development arrangements. Although these arrangements are varied, IBSS principally will undertake custom development of a product or enhancement and typically retain all marketing rights and title to such development. Funded development arrangements are generally provided for under fixed price agreements and in some circumstances on a time and material basis. If a separate licensing fee is included in the customer funding, the licensing fee is unbundled from the funded development funding and is recognized as described above. IBSS recognizes revenue on the same basis as professional support services; however, where technological feasibility has already been established, IBSS will capitalize the portion of development costs which exceed customer funding provided under the funded development arrangement.

RESEARCH AND DEVELOPMENT - Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of working models. Such costs are charged to operations as incurred.

PROPERTY AND EQUIPMENT - Property and equipment, including certain support software acquired for internal use, are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

SOFTWARE DEVELOPMENT COSTS - Under the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," issued by the Financial Accounting Standards Board, certain costs incurred in the internal development of computer software which is to be licensed to customers are capitalized. Amortization of capitalized software costs is provided upon commercial release of the products at the greater of the amount using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or (ii) the straight-line method over the remaining estimated economic life of the product including the period being reported on.
IBSS generally amortizes capitalized software costs on a straight-line basis over five years.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)




NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

SOFTWARE DEVELOPMENT COSTS (CONTINUED) - Costs that are capitalized as part of internally developed software primarily include direct and indirect costs associated with payroll, computer time and allocable depreciation and other direct allocable costs, among others. All costs incurred prior to the establishment of technological feasibility, which IBSS defines as establishment of a detail design, have been expensed as research and development costs during the periods in which they were incurred. Once technological feasibility has been achieved, costs of producing the product master are capitalized. Capitalization stops when the product is available for general release. The amount by which unamortized software costs exceeds the net realizable value, if any, is recognized in the period it is determined. IBSS evaluates the net realizable value of capitalized computer software costs and intangible assets on an ongoing basis relying on a number of factors, including operating results, business plans, budgets and economic projections.

STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. IBSS has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market prices of IBSS's stock at the date of the grant over the amount an employee must pay to acquire the stock.

INCOME TAXES - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Prior to April 18, 1997, IBSS' shareholders had elected for IBSS to have the income tax treatment provided by Subchapter S of the United States Internal Revenue Code. Pursuant to Subchapter S, IBSS' income passed through to the individual shareholders and IBSS was not required to pay any federal or state income taxes. (See Note 10.)

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)




NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on substantially all borrowings are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of short-term and long-term borrowings approximate fair value.

CONCENTRATIONS OF CREDIT RISK - Financial instruments, which potentially subject IBSS to concentrations of credit risk, consists principally of accounts receivable and cash in banks.

Management believes that all accounts receivable are realizable. IBSS performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support customer receivables. IBSS places its cash and cash equivalents with high credit quality entities and limits the amount of credit exposure with any one entity.

MAJOR CUSTOMERS - Customers comprising 10% or greater of IBSS' total revenues are summarized as follows:

                1997                                     1996                                   1995
-------------------------------------     --------------------------------------------------------------------------

           AMERICAL - 29%                           Americal - 22%                            EMS - 18%
          COTY, INC. - 13%                         Coty, Inc. - 10%
           MOTOROLA - 11%                              NCR - 12%
          HEALTHDYNE - 11%

FOREIGN CURRENCY TRANSACTION - Transaction gains and losses are included in the results of operations of the period in which they occur. Liabilities are translated utilizing year-end exchange rates. Transaction losses for the year ended December 31, 1997 were not material.

NEW PRONOUNCEMENTS - In March 1995, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which IBSS adopted as of January 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Because IBSS' accounting policies provide for similar accounting treatment, the effect of the adoption had no material impact on IBSS' financial position or results of operations.

In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 97-2 on software revenue recognition that supersedes SOP 91-1. SOP 97-2 will be effective in 1998 for IBSS. Management does not believe that the adoption of SOP 97-2 will have a material impact on IBSS' financial position or results of operations.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)




NOTE 3.  CAPITALIZED SOFTWARE COSTS:

Capitalized software costs consist of the following at December 31,:


                                             1997             1996
                                          ---------        ---------
Internally developed software             $ 279,109        $ 102,014
Less accumulated amortization               (71,467)         (51,064)
                                          =========        =========

Capitalized software costs, net           $ 207,642        $  50,950
                                          =========        =========

IBSS has determined that no write-down of capitalized software costs is necessary for the reporting periods included in these financial statements.

NOTE 4.  PROPERTY AND EQUIPMENT:

Property and equipment consists of the following at December 31,:

                                            1997             1996
                                          ---------        ---------
Furniture and fixtures                    $  25,096        $  24,249
Office and other equipment                   31,292           30,498
Computer software                             8,024            6,821
Computer equipment                          209,671          205,202
                                          ---------        ---------

                                            274,083          266,770
Less accumulated depreciation               158,524          110,323
                                          ---------        ---------

Property and equipment, net               $ 115,559        $ 156,447
                                          =========        =========

NOTE 5.  NOTE PAYABLE:

Factoring Arrangement - In 1995, IBSS established an agreement with Liberty Finance Company, Inc. for short-term borrowing. Under the terms of the agreement, IBSS may borrow funds based on a specified percentage of accounts receivable. Borrowings are collateralized by accounts receivable balances. In addition, all borrowings are guaranteed by IBSS' three principal shareholders. Borrowings bear interest at the prime rate plus 3%. IBSS must also pay a monthly administrative fee equal to 1.25% of the gross original invoice amount for all accounts receivable presented to the lender. At December 31, 1997 and 1996, the outstanding balance under this agreement was approximately $92,000 and $0, respectively. Administrative fees paid under this agreement for the years ended December 31, 1997, 1996 and 1995, were approximately $17,000, $12,000 and $0, respectively, and are included in interest expense.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)




NOTE 6.  DEFERRED REVENUE:

Revenues from several major customers for funded development are recognized using the percentage of completion method as work is performed. IBSS had negative working capital, which includes deferred revenue as follows, at December 31,:

                                                                                   1997         1996
                                                                                 ---------    ---------
Negative working capital                                                         $ 156,566    $ 956,920
                                                                                 =========    =========

Deferred revenue                                                                 $ 107,803    $ 320,800
                                                                                 =========    =========

NOTE 7.  LONG-TERM DEBT:

Long-term debt consists of the following at December 31,:

                                                                                   1997           1996
                                                                                 ---------        ----
Note payable to Carolina Capital Investment Corporation ("CCIC") bearing interest at 11.25%, maturing February 2001, for working capital
                                                                                 $ 114,000    $ 156,000

Less current portion                                                               (36,000)     (42,000)
                                                                                 ---------    ---------

                                                                                 $  78,000    $ 114,000
                                                                                 =========    =========

The note payable to CCIC is collateralized by substantially all of the assets of IBSS and the residence of a principal shareholder of IBSS, and guaranteed by the three principals of IBSS.

The maturities of long-term debt as of December 31, 1997 are as follows:

                  Year ended December 31. 1998      $ 36,000
                  Year ended December 31, 1999        36,000
                  Year ended December 31, 2000        36,000
                  Year ended December 31, 2001         6,000
                                                    --------

                                                    $114,000
                                                    ========

Management believes that the most restrictive covenant of the loan agreement with CCIC is the restriction of IBSS raising additional capital through either debt or equity arrangements, without prior written consent from CCIC.

NOTE 8.  SHAREHOLDERS' EQUITY:

Stock Cancellation - On May 12, 1995, IBSS received and cancelled 2,130,000 shares of its Class A stock, and received 250 shares of its Class B stock from the two principals of the Company. Contemporaneously with the cancellation of the common shares, IBSS issued 1,200,000 shares of Class A stock to a third principal.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 8.  SHAREHOLDERS' EQUITY (CONTINUED):

Stock Split - On January 28, 1997, IBSS' Board of Directors approved a motion to increase and modify IBSS' authorized shares of common stock from 1,000 at $1 par to 100,000,000 no par value and cancelled the Class B common shares. On March 5, 1997, IBSS' Board of Directors and its shareholders authorized a split of the IBSS outstanding shares by the issuance of 5,999 additional shares of IBSS common stock for each one share presently outstanding. For comparative purposes all common stock share information presented in these financial statements have been restated to reflect the current share structure.

Private Offering - In June 1997, IBSS sold 1,300,000 common shares without par value, in the capital of IBSS at a price of $0.50 (in Canadian funds) per share. Deferred costs and commissions in the approximate amounts of $103,000 and $47,000, respectively, have been netted out of the proceeds of the private offering.

Initial Public Offering - On November 26, 1997, IBSS issued 3,087,763 shares of common stock in connection with an initial public offering in British Columbia, Canada as follows: (a) 2,500,000 shares issued in the public offering; (b) 150,000 shares issued as a corporate finance fee to Wolverton Securities Ltd. (Small Cap A Agent); and (c) 437,763 shares issued in connection with IBSS' outstanding convertible notes. Upon the consummation of this offering, IBSS' shares were approved for listing and began trading on the Vancouver Stock Exchange.

Warrants - In consideration for Wolverton agreeing to purchase any shares not sold at the conclusion of IBSS's initial public offering, IBSS granted Wolverton and two of its designees warrants to purchase 486,000, 10,000 and 4,000 commons shares, respectively, of IBSS at any time up to November 27, 1999, at a price of $1,00 (Cdn.) per share if exercised in the first year and at a price of $1.15 (Cdn.) per share if exercised thereafter.

In addition, in connection with the consummation of the public offering, one of the convertible notes issued by IBSS in March 1997, in the principal amount of approximately $117,000, was converted into shares of common stock. The other convertible note in the principal amount of approximately $70,500 plus approximately $5,100 in interest was repaid by IBSS with a portion of the proceeds from the initial public offering.

As a requirement of the British Columbia Securities Commission, the total common shares of management (3,600,000) were held pursuant to the terms of an escrow agreement, as performance shares ("Escrowed Shares").

The performance shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of IBSS, as evidenced by annual audited financial statements. "Cash flow" is defined to mean net income or loss before tax, adjusted for certain add-backs. For each $0.91 of cumulative cash flow generated by IBSS from its operations, one performance share may be released from escrow.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)



NOTE 8.  SHAREHOLDERS' EQUITY (CONTINUED):

Initial Public Offering (continued) - IBSS expects that the release of the Escrowed Shares to officers, directors, employees and consultants of IBSS will be deemed compensatory and, accordingly, will result in a substantial non-cash charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase IBSS' loss or reduce or eliminate IBSS' net income, if any, for financial reporting purposes for the period(s) during which such shares are, or become probable of being, released from escrow. Such charge may have a depressive effect on the market price of IBSS securities.

Preferred Stock - IBSS' authorized shares of preferred stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the numbers of shares constituting any series.

NOTE 9.  EMPLOYEE BENEFITS:

Retirement Plan - IBSS maintains a 401(k) retirement plan, which is managed by an outside trustee. All employees are eligible to participate. IBSS has not contributed to the 401(k) plan.

Stock Option Plan - IBSS' Board of Directors has adopted a stock option plan (the "Option Plan"). The effective date of the Option Plan was April 29, 1997. Options normally extend for 5 years and under committee policy become exercisable in installments of 25 percent per year commencing six months from the date of grant or over a period determined by the committee. Management considers all granted options as of December 31, 1997 to be noncompensatory.

The maximum number of common shares of IBSS reserved for issuance under the Option Plan, including options currently outstanding, will not exceed 960,000. The number of common shares reserved for issuance to any one person cannot exceed 5% of the number of issued and outstanding common shares, and no person is entitled to receive in any one year grants regarding more than 50,000 shares.

Information with respect to options granted under the Stock Option Plan is as follows:

                                                                            Price per share
                                                         Stock Options    (Canadian Dollars)
                                                         -------------    -----------------
Outstanding at January 1, 1997                                  --                --
Granted during the year                                    289,160            $    1
Exercised during the year                                       --                --
Expired or cancelled during the year                        38,000                 1
                                                          ========            ======
Outstanding at December 31, 1997                           251,160            $    1
                                                          ========            ======

Exercisable at end of year                                $                   $   --
                                                          ========            ======


                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)

NOTE 10.  INCOME TAXES:

The components of the provision for income taxes for the year ended December 31, 1997 is summarized as follows:

                                                                         1997
                                                                     -------------
Currently payable:
    Federal                                                          $          --
    State                                                                       --
                                                                     -------------
                                                                     -------------
                                                                     -------------

Change in deferred income taxes:
    Federal                                                                     --
    State                                                                       --
                                                                     -------------
                                                                     -------------
                                                                     -------------

Income tax benefit                                                   $          --
                                                                     =============

A summary of IBSS's deferred income tax accounts as of December 31, 1997 follows:

                                                                          1997
                                                                     -------------
Deferred tax assets                                                  $     252,249
Deferred tax liabilities                                                   (86,708)
Valuation allowance                                                       (165,541)
                                                                     -------------

Total                                                                $          --
                                                                     =============

The principal sources of temporary differences and the related tax effects are as follows:

                                                                     DECEMBER 31,
                                                                        1997
                                                                     ------------
Decrease in deferred revenue                                           $  40,965
Increase in net operating loss carryforward                              205,849
Increase in capitalized software                                         (78,904)
Other                                                                     (2,369)
                                                                       ---------

Temporary differences attributable to continuing                         165,541

Change in valuation allowance                                           (165,541)
                                                                       ---------

         Change in deferred income taxes                               $      --
                                                                       =========



                Integrated Business Systems and Services, Inc.
                   Notes To Financial Statements (continued)



NOTE 10.  INCOME TAXES (CONTINUED):

Prior to April 19, 1997, the Company was a Subchapter S corporation, and as such it was not subject to federal or state income taxes. Effective April 18, 1997, the Company voluntarily revoked its Subchapter S status. Therefore, beginning April 19, 1997 the Company is subject to the regular Subchapter C income tax rules. For the period April 19, 1997 to December 31, 1997 the Company had a net operating loss of approximately $542,000. This loss will be available to offset future taxable income and will expire in 2012.

NOTE 11.  RELATED PARTY TRANSACTIONS:

Included in related party payable at December 31, 1996, are demand notes payable to the three principal holders of IBSS' securities. The notes bear interest of 18% with interest payable monthly. Effective as of August 29, 1997, three principal holders of IBSS' securities agreed to convert $33,000 of demand notes into contributed capital.

NOTE 12.  SUPPLEMENTAL CASH FLOW INFORMATION:

During the years presented below, interest paid amounted to:

                                                                  1997              1996               1995
                                                            ---------------    ---------------     -----------
Interest paid                                               $       104,716    $        57,584     $    11,187
                                                            ===============    ===============     ===========

The following table summarizes non-cash investing and financing activities:

                                                                  1997              1996               1995
                                                            ---------------    ---------------     ------------
Transfer of inventory to property and equipment             $            --    $            --     $     11,126
                                                            ===============    ===============     ============

Conversion of note into contributed capital (See Note 11)
                                                            $        33,000    $            --      $        --
                                                            ===============    ===============      ===========

Conversion of convertible notes into capital (See Note 8)
                                                            $       119,700    $            --      $        --
                                                            ===============    ===============      ===========

NOTE 13.  COMMITMENTS AND CONTINGENCIES:

Operating Lease Commitments - IBSS leases its principal facilities under a noncancellable operating lease expiring in October 1999. The lease is subject to annual adjustments for facility operating costs in excess of an established base year.

Rent expense was approximately as follows at December 31,:

                                                                  1997               1996               1995
                                                            ---------------    ---------------    ---------------
Rent expense                                                $       142,000    $       140,000    $        90,000
                                                            ===============    ===============    ===============

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 13.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

Operating Lease Commitments (continued) - Future minimum rental payments for operating leases, excluding operating cost adjustments, with initial or remaining terms of one year or more consisted of the following at December 31, 1997:

Year ended December 31, 1998                           $        117,286
Year ended December 31, 1999                                     97,738
                                                       ----------------
                                                       $        215,024
                                                       =================

Employment Contracts - IBSS has employment agreements with its executive officers and many of its employees. These agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 1997, excluding bonuses, is approximately $185,000.

NOTE 14.  SIGNIFICANT RISKS AND UNCERTAINTIES:

IBSS' operating results and financial condition can be impacted by a number of factors, including but not limited to the following, any of which could cause actual results to vary materially from current and historical results or IBSS' anticipated future results.

Currently, IBSS' business is focused principally within the manufacturing and hosiery industry. Significant changes in the regulatory or market environment of these industries could impact demand for IBSS' software products and services. Additionally, there is increasing competition for IBSS' products and services, and there can be no assurance that IBSS' current products and services will remain competitive, or that IBSS' development efforts will produce products with the cost and performance characteristics necessary to remain competitive. Furthermore, the market for IBSS' products and services is characterized by rapid changes in technology. IBSS' success will depend on the level of market acceptance of IBSS' products, technologies and enhancements, and its ability to introduce such products, technologies and enhancements to the market on a timely and cost effective basis, and maintain a labor force sufficiently skilled to compete in the current environment.

The timing and amount of IBSS' revenues are subject to a number of factors, including, but not limited to, the timing of customers' decisions to enter into large license agreements with IBSS, which make estimation of operating results prior to the end of a year extremely uncertain. Additionally, while management believes that IBSS' financing needs for the foreseeable future will be satisfied from cash flows from operations and IBSS' currently existing credit facilities and sales of common stock, unforeseen events or adverse economic or business trends may significantly increase cash demands beyond those currently anticipated or affect IBSS' ability to generate/raise cash to satisfy financing needs.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)



NOTE 14.  SIGNIFICANT RISKS AND UNCERTAINTIES (CONTINUED):

As discussed in Note 2, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of IBSS' intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

===============================================================================

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                               TABLE OF CONTENTS


Prospectus Summary ...............................................................................................5
Risk Factors......................................................................................................5
Use of Proceeds..................................................................................................11
Dilution ........................................................................................................11
Dividend Policy .................................................................................................11
Business ........................................................................................................12
Management's Discussion and Analysis of Financial Condition and Results of Operations ...........................21
Management ......................................................................................................27
Certain Transactions ............................................................................................31
Principal Shareholders ..........................................................................................32
Description of Capital Stock ....................................................................................33
Plan of Distribution ............................................................................................36
Agreements with Wolverton .......................................................................................36
Investor Relations Arrangements .................................................................................37
Legal Matters ...................................................................................................37
Experts .........................................................................................................37
Additional Information ..........................................................................................37
Financial Statements ...........................................................................................F-1

                            ------------------------


UNTIL JUNE____, 1998 (45 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF COMMON STOCK OFFERED HEREUNDER
MAY BE REQUIRED TO DELIVER A PROSPECTUS.


===============================================================================

===============================================================================






                               INTEGRATED BUSINESS
                           SYSTEMS AND SERVICES, INC.




                                 400,000 SHARES


                                  COMMON STOCK






                                  -------------
                                   PROSPECTUS
                                  -------------








                                   May 12, 1998












===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

(a) any breach of the director's duty of loyalty to the Company or its shareholders;
(b) acts or omissions not in good faith or which involve gross negligence intentional misconduct or a knowing violation of law;
(c) any unlawful distribution as set forth in the Code of Laws of South Carolina; or
(d) any transaction from which the director derived an improper personal benefit.

         These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief are not eliminated.

         The Company's By-laws provide for indemnification of the Company's directors to the fullest extent permitted by law. The Company's Bylaws also permit the Company, through action of the Board of Directors, to indemnify the Company's officers or employees to the fullest extent permitted by law.

ITEM 2.           OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the sale of the shares are estimated as follows:


Securities and Exchange Commission registration fee................ $     120
Legal fees and expenses............................................    60,000
Accounting fees and expenses.......................................    10,000
Miscellaneous......................................................     4,880
                                                                    -----------
         TOTAL..................................................... $  75,000


ITEM 3.           UNDERTAKINGS.

         The Company hereby undertakes to do the following:

         (a)      the Company will:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) Include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.           UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

(a) On March 5, 1997, the Board of Directors approved a stock split resulting in the issuance of 5,999 additional shares of the Company's Common Stock for each share then outstanding. At the time, all of the outstanding stock was owned by the three directors of the Company with each of them then owning 200 shares. This transaction did not constitute a sale as no value was given for the stock split.

         On March 6, 1997, the Company sold approximately $190,000 principal amount convertible notes. These notes were convertible at $.50 (Cdn) per share upon the effectiveness of the prospectus filed by the Company with the British Columbia Securities Commission relating to the proposed offering in British Columbia. These notes were sold to two investors in British Columbia, Canada: 460216 B.C. Ltd. and Ray Melissa. For this offering, the Company relied upon Regulation S of the 1933 Act.

         On June 2, 1997, the Company sold 1,300,000 shares for $.50 (Cdn) per share. These shares were sold to the following 50 investors in British Columbia, Canada:

Robert Ram                           Dennis Bruce                  Doug Lahay
Gregory G. Loewen                    Ken Schaffers                 529453 BC Ltd.
Rodney Schofield                     Douglas Coakwell              Pam Vandy
Douglas G. Gardner                   Charlene Krepiakevich         Danielle Oliver
Loon Properties, Inc.                Jim Timms                     Stephanie Weterings
Alvin Bissett                        Cory Stewart                  Paviland Finance (Canada)
Nirbhai Virk                         David MacAdam                 Prospect Ventures Limited
Laurena Catalano                     Eugene Tsang                  Calaudio Grubner
Thomas Waldron                       Laura Currie                  John Winkler
Keld B. Pedersen                     John Murphy                   National Trust Co. ITF
Dr. Mark W. Stewart, Inc.            Dean Harding                  Isaac Klassen
Helmut Lobmeier                      Donna Hewson                  Nancy Gray
Tony Pezzotti                        Gordon Clokie                 David Kepkay
Irwin A. Olian, Jr.                  Brian Bell                    Ray Melissa
524658 BC Ltd.                       Ianin McLellan                Dawson Campbell
Pom Pom Enterprises, Inc.            George J.C. Woodward          Greybrook Capital Corp.
Southern Ridge Holdings              Martin Woodward

For this offering, the Company relied upon Rule 504 of the 1933 Act.

On June 30, 1997, the Company issued 318,000 options for 318,000 shares with an exercise price equal to the price of the Company's common stock in its initial public offering in British Columbia, Canada, which was $1.00 (Cdn.), to 27 employees. On September 30, 1997, the Company granted 1,360 options for 1,360 shares with the same exercise price as the earlier grants to a new employee. With respect to the 50,000 options granted for 50,000 shares to each of Messrs. Langley, Mendenhall and Massey, the Company relied upon Section 4(2) of the 1933 Act and Rule 701 promulgated under the 1933 Act ("Rule 701") as each of Messrs. Langley, Mendenhall and Massey, as the principals of the Company, has substantial knowledge regarding the Company and its operations. With respect to the remaining 169,360 options granted for 169,360 shares, the Company relied upon Rule 701, as all of the options were issued to employees of the Company pursuant to the Integrated Business Systems and Services, Inc. Stock Option Plan and the total amount of securities offered pursuant to the options in reliance on Rule 701 was less than $500,000.

On November 26, 1997, the Company issued 3,087,763 shares of Common Stock in connection with its initial public offering in British Columbia, Canada as follows: (a) 2,500,000 shares issued in the public offering; (b) 150,000 shares issued as a corporate finance fee to Wolverton; and (c) 437,763 shares issued in connection with the Company's outstanding convertible notes. Upon the consummation of this offering, the Company's shares were approved for listing and began trading on the Vancouver Stock Exchange. A Regulation A Offering Statement was filed by the Company with the Commission for flow back purposes covering the issuance of all the shares identified in clauses (a), (b) and (c) of this paragraph. Such Regulation A Offering Statement was also filed with the Commission to accommodate resale in the United States of such shares. The Offering Statement was declared qualified by the Commission on October 8, 1997.


On November 28, 1997, in exchange for their agreement to purchase unsubscribed shares in the Company's November 26, 1997 public offering, the Company granted Wolverton, McDermid St. Lawrence Securities, Ltd. and Rexco nontransferable warrants (the "Agent's Warrants") to purchase 486,000, 10,000 and 4,000 shares of Common Stock, respectively, exercisable at $1.00 (Cdn.) per share until November 26, 1998 and at $1.15 (Cdn.) per share until November 26, 1999. On April 24, 1998, the Company issued 100,000 shares of Common Stock to Wolverton pursuant to the exercise by Wolverton on that date of 100,000 of the Warrants at an exercise price of $1.00 (Cdn.) per share. Gross proceeds to the Company from the exercise of such warrants was US$69,411. The issuance of the Agent's Warrants and the Common Stock underlying the Agent's Warrants were also included in the Regulation A Offering Statement referred to above. The issuance of the Agent's Warrants also qualified for the exemption from registration contained in Section 4(2) of the 1933 Act as a transaction, not involving a general solicitation, in which the purchasers were not purchasing with a view toward distribution and in which the purchasers were given or had access to detailed financial and other information with respect to the Company and possessed requisite financial sophistication.


(b) No unregistered securities of the Company or any of its predecessor's or affiliated issuers were sold within one year prior to the filing of this Form SB-1 by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the Company of such securities, or was an underwriter of any securities of the Company.

(c) For a discussion of the Section of the 1933 Act or Commission rule or regulation relied upon for exemption from the registration requirements of the 1933 Act for each of the offerings listed in Item 5(a), please see Item 5(a).

ITEM 5.  EXHIBITS.

EXHIBIT NO.
1.1 Agency Offering Agreement dated May 27, 1997, between the Company and Wolverton Securities, Ltd. incorporated by reference to Exhibit 1.1 to the Company's Form 1-A filed July 9, 1997

1.2 Sponsorship Agreement dated May 28, 1997, between the Company and Wolverton Securities, Ltd. incorporated by reference to Exhibit
               1.2 to the Company's Form 1-A filed July 9, 1997

1.3 Form of Agent's Warrant incorporated by reference to Exhibit 1.3 to the Company's Amendment No. 1 to Form 1-A filed September 15, 1997

1.4 Amendment No. 1 dated September 25, 1997, to Agency Offering Agreement dated May 27, 1997, between the Company and Wolverton Securities, Ltd. incorporated by reference to Exhibit 1.4 to the Company's Amendment No. 2 to Form 1-A filed October 8, 1997

2.1 Amended and Restated Articles of Incorporation of the Company incorporated by reference to Exhibit 2.1 to the Company's Form 1-A filed July 9, 1997

2.2 Amended and Restated Bylaws of the Company incorporated by reference to Exhibit 2.2 to the Company's Form 1-A filed July 9, 1997

6.1 Finder's Fee Letter Agreement dated as of April 17, 1996 between the Company and MidSouth Capital, Inc. incorporated by reference to Exhibit 6.1 to the Company's Form 1-A filed July 9, 1997

6.2 Employment Agreement dated as of December 31, 1996 between the Company and Harry P. Langley incorporated by reference to Exhibit
               6.2 to the Company's Form 1-A filed July 9, 1997

EXHIBIT
6.3 Employment Agreement dated as of January 1, 1997, as amended January 1, 1998, between the Company and George E. Mendenhall incorporated by reference to Exhibit 6.3 to the Company's Form 1-A filed July 9, 1997

6.4 Employment Agreement dated as of December 31, 1996 between the Company and Stuart E. Massey incorporated by reference to Exhibit 6.4 to the Company's Form 1-A filed July 9, 1997

6.5 Loan Agreement dated February 7, 1996 between the Company and Carolina Capital Investment Corporation incorporated by reference to Exhibit 6.5 to the Company's Form 1-A filed July 9, 1997

6.6 Promissory Note dated February 7, 1996 given by the Company to Carolina Capital Investment Corporation incorporated by reference to Exhibit 6.6 to the Company's Form 1-A filed July 9, 1997

6.7 Assignment of Contracts dated February 7, 1996, between the Company and Carolina Capital Investment Corporation incorporated by reference to
         Exhibit 6.7 to the Company's Form 1-A filed July 9, 1997

6.8 Security Agreement dated February 7, 1996, between the Company and Carolina Capital Investment Corporation incorporated by reference to
         Exhibit 6.8 to the Company's Form 1-A filed July 9, 1997

6.9 Recourse Factoring Contract and Security Agreement dated December 22, 1995 between the Company and Liberty Finance Company incorporated by reference to Exhibit 6.13 to the Company's Form 1-A filed July 9, 1997

6.10 Lease Agreement dated November 8, 1995 between the Company and Atrium Northeast Limited Partnership incorporated by reference to Exhibit 6.14 to the Company's Form 1-A filed July 9, 1997

6.11 Premier Reseller Agreement dated April 10, 1997 between the Company and Intermec Corporation incorporated by reference to Exhibit 6.15 to theCompany's Amendment No. 1 to Form 1-A filed September 15, 1997

6.12 Business Alliance Program Agreement dated May 22, 1996 between the Company and Oracle Corporation, together with a Runtime Sublicense Addendum dated May 22,1996, and a Full Use and Deployment Sublicense Addendum dated May 22, 1996 incorporated by reference to Exhibit 6.16 to the Company's Form 1-A filed July 9, 1997

6.13 Reseller Agreement dated as of July 26, 1994 between the Company and Connectware Solutions, Inc. incorporated by reference to Exhibit 6.17 to the Company's Form 1-A filed July 9, 1997

6.14 Integrated Business Systems and Services, Inc. Stock Option Plan incorporated by reference to Exhibit 6.18 to the Company's Form 1-A filed July 9, 1997

EXHIBIT

6.15 Employment Agreement dated as of July 3, 1995, between the Company and Donald J. Crossley incorporated by reference to Exhibit 6.20 to the Company's Form1-A filed July 9, 1997

6.16 Amendment No. 1 dated as of September 1, 1997, to Employment Agreement dated as of December 31, 1996, between the Company and Harry P. Langley incorporated by reference to Exhibit 6.21 to the Company's Amendment No. 1 to Form 1-A filed September 15, 1997

6.17(A) Amendment No. 1 dated as of September 1, 1997, to Employment Agreement dated as of January 1, 1997, between the Company and George E. Mendenhall incorporated by reference to Exhibit 6.22 to the Company's Amendment No. 1 to Form 1-A filed September 15, 1997

6.17(B)** Amendment No. 2 dated as of January 1, 1998 to Employment Agreement dated January 1, 1997, between the Company and George E. Mendenhall

6.18 Amendment No. 1 dated as of September 1, 1997, to Employment Agreement dated as of December 31, 1996, between the Company and Stuart E. Massey incorporated by reference to Exhibit 6.23 to the Company's Amendment No. 1 to Form 1-A filed September 15, 1997

6.19 Escrow Agreement among Pacific Corporate Trust Company, the Company, Harry P. Langley, George E. Mendenhall and Stuart E. Massey incorporated by reference to Exhibit 6.24 to the Company's Amendment No. 2 to Form 1- A filed October 8, 1997

6.20** Employment Agreement effective as of January 1, 1998 between the Company and Donald R. Futch

6.21** Employment Agreement effective as of January 1, 1998 between the Company and Stephen A. Sacko

6.22** Investor Relations Agreement dated January 15, 1998 between the Company and Harborside Communications, Inc.

10(A).1** Consent of Nelson Mullins Riley & Scarborough, L.L.P. (contained in
          Exhibit 11.1)

10(A).2* Consent of Scott, Holloway & McElveen, L.L.P

11.1**   Opinion of Nelson Mullins Riley & Scarborough, L.L.P

99.1** Consent of Bartow Gilbert, Nominee for Director incorporated by reference to Exhibit 99.1 to the Company's Amendment No. 1 to Form 1-A filed September 15, 1997

----------
* - Filed herewith.
** - Filed previously.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Columbia, state of South Carolina, on May 11, 1998.



                            INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.

                                   By: /s/ Harry P. Langley
                                   Harry P. Langley
                                   President and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Harry P. Langley, George E. Mendenhall and Stuart E. Massey, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities indicated on April 3, 1998.



   Signature                                  Title                                       Date
/s/ Harry P. Langley             Director, President, Treasurer, Chief Executive       May 11, 1998
------------------------
Harry P. Langley                 Officer and Chief Financial Officer


/s/ George E. Mendenhall         Director and Executive Vice President                 May 11, 1998
------------------------
George E. Mendenhall


/s/ Stuart E. Massey             Director, Vice President and Secretary                May 11, 1998
------------------------
Stuart E. Massey